UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2007
Commission File Number: 1-14118
QUEBECOR WORLD INC.

(Translation of Registrant’s Name into English)
612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                         .

QUEBECOR WORLD INC.
Filed in this Form 6-K
Documents index
1.  Material Change Report
2.  Redacted Share Purchase Agreement and Excerpts of Implementation Agreement for Reorganization of European Operations

FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1.     Name and Address of Company
Quebecor World Inc. 612 St-Jacques Street Montreal, Quebec H3C 4M8
Item 2.     Date of Material Change
November 7, 2007
Item 3.     News Release
A press release was issued by Quebecor World Inc. (“Quebecor World”) on November 7, 2007. A copy of the press release is attached hereto as Schedule A and forms an integral part hereof.
Item 4.     Summary of Material Change
On November 7, 2007, Quebecor World announced that it had entered into a definitive Share Purchase Agreement and Implementation Agreement (the “Agreement”) to sell/ merge Quebecor World’s European operations to and into Roto Smeets De Boer NV (“RSDB”). Under the terms of the Agreement, Quebecor World will retain a 29.9% interest in the merged entity that will be named Roto Smeets Quebecor (“RSQ”). RSQ shares will be listed on Euronext Amsterdam.
Item 5.     Full Description of Material Change
On November 7, 2007, Quebecor World announced that it had entered into the Agreement with RSDB. The aggregate consideration payable by RSDB to Quebecor World in respect of the transaction will amount to approximately €240 million (US$341 million), subject to certain post-closing adjustments, to be paid in cash, shares and through the assumption of indebtedness by RSDB. Under the terms of the Agreement, RSDB will acquire all shares held by Quebecor World Europe Holding (“QWE”), a wholly-owned indirect subsidiary of Quebecor World, and in return will make payment to Quebecor World of €150 million (US$213 million) in cash, will issue to Quebecor World a €35 million (US$50 million) 8-year note, and issue approximately 1.4 million new RSQ shares to Quebecor World representing approximately 29.9% of its share capital post-closing, on a fully diluted basis.

The acquisition is subject to conditions precedent including the approval of RSDB’s shareholders and receipt of clearances from the European Commission (the “Conditions Precedent”). The transaction is not subject to the approval of Quebecor World’s shareholders. Closing is expected to take place by the end of 2007.
In the event that the transaction is not completed as a result of a default of one party (other than as a result of a failure to satisfy the Conditions Precedent or under other limited circumstances), the defaulting party is obliged to pay the other party a break-up fee of €15 million (US$21 million).
The Supervisory Board of RSQ will be comprised of five directors. RSDB’s current Chief Executive Officer, John Caris, will lead RSQ and QWE’s senior management team will continue to run operations in each European country from which it currently operates.

The above summary of the Agreement is qualified in its entirety by reference to the Agreement.
Item 6.     Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.
Item 7.     Omitted Information
Not applicable.
Item 8.     Executive Officer
For any inquiries with respect to this material change report, please contact Tony Ross, Vice President, Communications, at (514) 877-5317 or (800) 567-7070 or Roland Ribotti, Vice President, Investor Relations and Assistant-Treasurer, at (514) 877-5143 or (800) 567-7070.
Item 9.     Date of Report
November 12, 2007

SCHEDULE A — PRESS RELEASE
See attached.

Quebecor World Inc.
TSX: IQW
NYSE: IQW
Nov 07, 2007 02:30 ET

Quebecor World Announces Sale/Merger of European Business to RSDB and Releases Third Quarter
Results

HIGHLIGHTS
— Sale/merger of European business to RSDB for approximately $341 million
— Transaction will reduce Quebecor World’s debt and is expected to improve financial flexibility
— Creates leading European player in combined Roto Smeets Quebecor
— Revenue of $1.41 billion in third quarter compared to $1.55 billion in third quarter 2006
— Third quarter results include non-cash impairment of assets and goodwill charges of $294 million, primarily related to Europe
— Three-year retooling plan completed with 11 new or relocated presses installed since the end of the second quarter
MONTREAL, CANADA—(Marketwire — Nov. 7, 2007) — Quebecor World Inc. (TSX:IQW)(NYSE:IQW) and RSDB NV announced that they have signed a definitive Share Purchase Agreement (SPA) and Implementation Agreement to sell/merge Quebecor World’s European operations to RSDB Group. RSDB will buy Quebecor World’s European operations and Quebecor World will retain a 29.9% interest in the merged entity that will be named “Roto Smeets Quebecor” (RSQ) and will be listed on Euronext Amsterdam.
Under the terms of the Share Purchase Agreement and Implementation Agreement, RSDB will deliver to Quebecor World, at closing, cash, a note and shares valued in the aggregate at approximately 240 million Euros ($341 million), subject to certain post-closing adjustments. More specifically, the consideration payable to Quebecor World will be comprised of approximately 150 million Euros ($213 million) in cash, a 35 million Euros ($50 million) note, and 1.4 million shares in RSQ representing approximately 29.9% of the issued and outstanding shares of the combined business post-closing.
Completion of the merger is conditional, among other things, on the approval of the shareholders of RSDB and receipt of clearances from the European Commission. Closing is expected to take place by the end of 2007.
“This transaction is a key element of our 5-Point Transformation Plan and is expected to deliver several significant benefits to our shareholders. The sale/merger will improve our balance sheet, and will provide additional financial flexibility and strategic options to create further shareholder value. We believe that it will also enable us to strategically reposition our company to focus on growing earnings within our core business in the Americas, where we are a leader”, stated Wes Lucas, President and CEO Quebecor World. “We are pleased that retaining an investment in RSQ may present an upside opportunity, as Quebecor World will help facilitate the consolidation of the European print industry and the creation of the leading printer in

Europe, which will benefit our customers and employees going forward. Quebecor World and RSQ will also work together in the future to serve global customers”, Mr. Lucas added.
John Caris, Chief Executive Officer of RSDB stated: “The combination of Quebecor World’s European printing business with RSDB will enable RSDB, through its increased scale and broader footprint throughout Europe, to play an important role in the consolidation of the graphic industry in Europe. We see a great opportunity to pool the best practices and extensive industry experience available in the two businesses and to benefit from an attractive range of potential synergies”.
Roto Smeets Quebecor, the new merged company, will become the leading player in the European printing industry, and the leader in the European market. Quebecor World’s European operations currently include 18 printing and related facilities employing approximately 4,000 people in Austria, Belgium, Finland, France, Spain, Sweden, and the United Kingdom. These plants produce magazines, catalogs, retail inserts, direct mail products, book and directories for many of Europe’s leading retailers, publishers and branded goods companies.
RSDB NV (Euronext: RSDB) is a leading European provider of high-value graphic printing services based in Hilversum, The Netherlands. RSDB’s principal business, Print Productions, produces full service gravure and offset printing material, with seven printing facilities in The Netherlands and one printing facility in Hungary, supported by sales offices in seven European countries. RSDB’s Marketing Communications business focuses on marketing communications solutions and customer management processes.
Specifics of the Transaction
The aggregate consideration payable by RSDB to Quebecor World in respect of the transaction will amount to approximately 240 million Euros ($341 million), to be paid in cash, shares and through the assumption of indebtedness by RSDB, subject to certain post-closing adjustments. RSDB will acquire all shares held by Quebecor World Europe Holding (“QWE”), a wholly-owned subsidiary of Quebecor World, and in return will make payment of 150 million Euros ($213 million) in cash to Quebecor World, and will issue a 35 million Euros ($50 million) 8-year note repayable from 2011 to 2015. RSDB will also issue approximately 1.4 million new RSQ shares to Quebecor World representing 29.9% of its share capital post-closing, on a fully diluted basis. RSDB will also assume QWE’s pension, legal, and other liabilities, subject to restrictions in accordance with the terms of agreement.
The acquisition is subject to conditions precedent including the approval of RSDB’s shareholders, and receipt of clearances from The European Commission (the “Conditions Precedent”). The transaction is not subject to the approval of Quebecor World’s shareholders.
The parties have agreed to arrangements for the provision of certain transitional services and procurement arrangements in the period between the closing of the sale/merger until the end of 2008 in order to ensure the smooth transfer of QWE and its business to RSQ.
In the event that the transaction is not completed as a result of a default of one party (other than as a result of a failure to satisfy the Conditions Precedent or under other limited circumstances), the defaulting party is obliged to pay the other party a break-up fee of 15 million Euros ($21 million).
The Supervisory Board of RSQ will be comprised of five directors. Two of the five members of the Supervisory Board will be nominated by QWI. Resolutions of the Supervisory Board are, in general, adopted by an absolute majority. However upon completion of the sale/merger, Quebecor World and RSDB have agreed that certain predefined corporate decisions relating to important strategic matters, such as decisions relating to mergers and acquisitions, the issuance of new shares and the change of the dividend policy, will require a four out of five majority vote.
RSDB’s current CEO, John Caris, will lead RSQ. QWE’s experienced senior management team will continue to run the operations in each European country from which it currently operates. The key members of QWE’s existing senior management team have indicated their support for the transaction and their continued involvement with the combined business. Their local expertise will be a valuable asset of the combination of the companies.
Quebecor World Third Quarter Results
In the discussion of our third quarter 2007 results below, we use certain financial measures that are not calculated in accordance with Canadian generally accepted accounting principles (GAAP) or United States GAAP to assess our financial performance, including EBITDA (earnings before interest, tax, depreciation and amortization), Adjusted EBITDA and operating income before IAROC (impairment of assets, restructuring and other charges) and goodwill impairment. We use such non-GAAP financial measures because we believe that they are meaningful measures of our performance. Our method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this press release may not be comparable to other similarly titled measures disclosed by other companies. We provide a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures in Figures 5 and 6, “Reconciliation of non-GAAP Measures” of our third quarter 2007 management’s discussion and analysis filed with the Canadian securities regulatory authorities at www.Sedar.com and with the United States Securities and Exchange Commission at www.sec.gov. A copy of our third quarter 2007 management’s discussion and analysis is also available on the Company’s website at www.quebecorworld.com.
Quebecor World Inc. announces that for the third quarter 2007, the Company reported a net loss of $315 million from continuing operations compared to net income of $19 million in the third quarter of 2006. On the same basis, diluted loss per share in the third quarter was $2.42 compared to diluted earnings per share of $0.09 in the third quarter 2006. Third quarter 2007 results incorporated an impairment of assets, restructuring and other charges (IAROC) and a goodwill impairment charge, net of income taxes, of $272 million, or $2.06 per share, compared with $10 million, or $0.08 per share, in 2006 which resulted in a non-cash impact mainly due to the European transaction. Excluding these charges, adjusted diluted loss per share was $0.36 in the third quarter of 2007 compared to adjusted diluted earnings per share of $0.17 for the same period in 2006. Consolidated revenues for the quarter were $1.41 billion compared to $1.55 billion in the third quarter of 2006. Operating income before IAROC and goodwill impairment in the third quarter was $43 million compared to $67 million during the same period last year. On the same basis, EBITDA was $126 million in the third quarter compared to $151 million in the same period last year.
Considering the transaction and evaluation of the Company’s European operations, Quebecor World incurred a non-cash goodwill impairment charge of $166 million, $159 million net of taxes or $1.21 per share. In addition, because of the previously mentioned European transaction with RSDB and because of the retooling plan and the relocation of existing assets in North America, impairment tests were triggered that resulted in an impairment of assets restructuring and other charges of $133 million, $113 million net of taxes or $0.85 per share of which $128 million was a non-cash impairment of long-lived assets.
“Our overall third quarter financial results are disappointing, but we are achieving three key milestones in the third quarter to turn around our business and to grow earnings and cash flow: (1) sale/merger of our European business, (2) refinancing our balance sheet, and (3) completion of the 3-year retooling of our plants. We firmly believe that the sale/merger of our European platform combined with other initiatives will strengthen our balance sheet, give us additional financial flexibility and allow us to focus on our core business in the America’s,” said Wes Lucas, President and CEO, Quebecor World. “Now that our three-year retooling program is completed, we will concentrate on maximizing our cash flow, optimize the value of our asset base, reduce costs and further develop value-added initiatives to ensure we succeed in the marketplace by providing our customers with the best solutions.”
Actions on 5-Point Transformation Plan
Customer Value: During the third quarter, Quebecor World continued to build the capability to increase value to customers by expanding its value-added services. For example, Quebecor World’s multi-channel solution to marketers and retailers offers integrated solutions combining the multiple forms of media across Quebecor World, to support customers as they advertise, prospect for sales, drive store traffic, improve brand awareness and grow their business. As multi-channel marketers continue to target more focused market segments, they require a key partner to provide a complete solution that integrates the multiple channels of catalogs, retail fliers, direct mail, Internet, and other advertising channels, and Quebecor World is positioning itself to be this key partner. The Company remains committed to achieve its objective of $300 million in new and higher margin sales, annual run-rate by year end 2008 from this initiative.
People: This initiative is focused on building high-performance teams and increasing the effectiveness of the organization. During the third quarter of 2007, the Company continued to make progress in training and organizational development. The Company also continues to make progress in making its plants a safer place to work, with 10% fewer accidents in its North American platform in the third quarter.
Execution: Continuous improvements in throughput and waste reduction have been the primary areas of focus as these represent the areas of highest impact with little or no capital requirement. In addition, gains are being recognized through the sharing of improved operating practices across the divisions as the projects integrate across the Company. Latin America will kick off their projects in November 2007 to increase the benefits. Ensuring continued improvements, a total of 153 people have been trained in the Six

Sigma/Lean Manufacturing continuous improvement program. Based on this progress, the Company is on track with projects already implemented or being implemented to have a $100 million in annual improvements run-rate by year end 2008, and expects on the same basis to reach a $35 million run-rate by year end 2007.
Retooling Program: Quebecor World’s three-year retooling initiative was completed in October 2007. This was focused on installing state-of-the-art technology, in fewer but larger facilities, by running faster, more efficient next-generation technology. Since the end of the second quarter, the Company started up 11 new and relocated presses in the North American book, catalog, retail and Canadian platforms, which negatively impacted the third quarter’s results in North America. Management is confident that the Company will benefit from this retooled network in the future.
Given the substantial amount of investment during the last three years as part of the retooling program and the fact that the European operations will no longer be consolidated, additions to property plant and equipment are expected to be in the range of $100-to-$150 million per year for the next two years and normalized longer term to the level of $150-to-$200 million per year.
Balance Sheet: Quebecor World is committed to a long term solution to strengthen its balance sheet and ensure financial flexibility. The European transaction supports this initiative. During the quarter, Quebecor World also announced a full repurchase of its 8.42%, 8.52%, 8.54% and 8.69% Private Notes. Other initiatives are being planned to further strengthen the balance sheet.
North America
North American revenues for the third quarter of 2007 were $1.10 billion, down from $1.24 billion in 2006. Excluding the effect of currency translation and the unfavourable impact of paper sales, revenues decreased by 5.5% in the third quarter. Revenues in the North American segment continued to be impacted by the increase in retooling in the third quarter (11 new and relocated press start-ups), soft volumes and negative price pressures. Due to a very strong Canadian dollar, the Canada group continued to be affected by less favourable foreign exchange contracts on sales to its U.S. customers. Operating income in North America was impacted by the highly competitive market conditions as well as by inefficiencies and costs related to the finalization of the Company’s retooling plan during the third quarter of 2007. The decrease was partly offset by the benefits from the retooling completed in 2006 and cost reductions in the Book & Directory and Magazine groups.
Europe
European revenues for the third quarter of 2007 were $243 million, down from $244 million in 2006. Excluding the impact of currency translation and paper sales, revenues were down 6.3% for the third quarter compared to the same period in 2006. Overall, the volume decrease experienced in Europe was mostly the result of the disposal of the Lille and the Strasbourg French facilities, as well as press start-up inefficiencies and equipment transfers. This shortfall was partly offset by increases in facilities re-equipped with new presses in Austria, Spain and Belgium, with Belgian volume up almost 45% from the nine month period compared to 2006.
Latin America
Latin America’s revenues for the third quarter of 2007 were $75 million, up from $61 million in 2006. Excluding the impact of foreign currency and paper sales, revenues for the third quarter of 2007 were up 5.7% compared to last year. Significant revenue increases from Colombia and Mexico, during the third quarter were the result of growing volume. The increase in Colombia and Mexico mostly came from export sales of bibles and directories, respectively. However, the impact of these increases in volume on operating income was partly offset by less favourable pricing on the bibles during the quarter.
Year-to-date
For the first nine months of 2007, Quebecor World reported a net loss from continuing operations of $374 million or a diluted loss of $2.96 per share, compared to net income from continuing operations of $19 million or a diluted loss of $0.06 per share for the same period in 2006. The results for the first nine months of 2007 included impairment of assets, restructuring, and other charges (IAROC) and goodwill impairment (net of taxes) of $321 million or $2.43 per share compared to $54 million or $0.42 per share in 2006 which resulted in a non-cash impact mainly due to the European transaction as discussed above. Excluding impairment of assets, restructuring, and other charges (IAROC) and goodwill impairment (net of taxes), adjusted diluted loss per share was $0.53 for the first nine months of 2007 compared to adjusted diluted earnings per share of $0.36 in the same period of 2006. On the same basis, adjusted operating income in the first nine months of 2007 was $88 million compared to $167 million in 2006. This decrease reflects lower revenues from plant closures, and restructuring programs as well as the effect of the poor European market conditions, which offset the increased profits in divisions where the retooling has already been completed, such as the U.S. Book and Magazines Divisions. Consolidated revenues for the first nine months of 2007 were $4.17 billion compared to $4.47 billion in the same period of 2006.
Dividend
The Board of Directors of Quebecor World Inc. declared today a dividend of CA$0.3845 per share on Series 3 Preferred Shares and CA$0.43125 on Series 5 Preferred Shares. The dividends are payable on December 1, 2007 to shareholders of record at the close of business on November 19, 2007.
Full Financial Information
Management Discussion and Analysis (“MD&A”)
Financial statements are available on the Company’s website and through the SEDAR and SEC filings
SEDAR web address: www.sedar.com
SEC web address: www.sec.gov
Conference Call
Quebecor World to include slide presentation in its Quarterly Investor Conference Call
Quebecor World to Webcast Investor Conference Call and Presentation on November 7, 2007
Quebecor World Inc. will broadcast its third quarter conference call live over the Internet on November 7, 2007 at 8:30 AM (Eastern Time).
The conference call and accompanying PowerPoint presentation will be broadcast live and can be accessed on the Quebecor World Website:
http://www.quebecorworldinc.com/main.aspx?id=209
The presentation and an archive of the Webcast will be available on the Quebecor World Web site following the conference call.
Prior to the call please ensure that you have the appropriate software. The Quebecor World web address listed above has instructions and a direct link to download the necessary software, free of charge.
Anyone unable to attend this conference call may listen to the replay tape by phoning 1-877-293-8133 or 403-266-2079 — passcode 516211#, available from November 7, 2007 to December 7, 2007.
For the European transaction the conversion rate of Euros into U.S. dollars was at an exchange rate of $1.4219 U.S. dollars for one Euro.
Forward looking statements
This press release may include “forward-looking statements” that involve risks and uncertainties. All statements other than statements of historical facts included in this press release, including statements regarding the prospects of the industry and prospects, plans, financial position and business strategy of Quebecor World Inc. (the “Company”), may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company’s business. For example, they do not include the effect of dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made.
Investors and others are cautioned that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause the Company’s actual results to differ from current expectations, please refer to the Company’s public filings available at www.sedar.com, www.sec.gov and www.quebecorworld.com. In particular, further details and descriptions of these and other factors are disclosed in the “Risks and Uncertainties related to the Company’s business” section of the Company’s Management’s Discussion and Analysis for the year ended December 31, 2006, and the “Risk Factors” section of the Company’s Annual Information Form for the year ended December 31, 2006.
The forward-looking statements in this press release reflect the Company’s expectations as of November 7, 2007 and are subject to change after this date. The Company expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by the applicable securities laws.
About Quebecor World
Quebecor World Inc. (TSX:IQW)(NYSE:IQW) is a world leader in providing high-value, complete marketing and advertising solutions to leading retailers, catalogers, branded-goods companies and other businesses with marketing and advertising activities, as well as complete, full-service print solutions for publishers. The Company is a market leader in most of its major product categories, which include advertising inserts and circulars, catalogs, direct mail products, magazines, books, directories, digital premedia, logistics, mail list technologies and other value-added services. Quebecor World has approximately 27,500 employees working in more than 120 printing and related facilities in the United States, Canada, Argentina, Austria, Belgium, Brazil, Chile, Colombia, Finland, France, India, Mexico, Peru, Spain, Sweden, Switzerland and the United Kingdom.
Web address: www.quebecorworld.com
Quebecor World Inc.
Financial Highlights
(In millions of US dollars, except per share data)
(Unaudited)

	Three-month periods ended		Nine-month periods ended
	September 30		September 30
	2007	2006	2007	2006
Consolidated Results from Continuing Operations
Revenues	$1,414.6	$1,546.2	$4,168.1	$4,465.9
Adjusted EBITDA	125.6	150.6	331.6	409.7
Adjusted EBIT	43.2	67.3	88.3	167.3
IAROC	132.7	11.6	198.2	65.1
Goodwill impairment charge	166.0	—	166.0	—
Operating income (loss)	(255.5)	55.7	(275.9)	102.2
Net income (loss) from continuing operations	(315.1)	19.2	(374.3)	19.0
Net income (loss)	(315.1)	18.9	(374.3)	16.9
Adjusted EBITDA margin (i)	8.9%	9.7%	8.0%	9.2%
Adjusted EBIT margin (i)	3.1%	4.3%	2.1%	3.7%
Operating margin (i)	(18.1)%	3.6%	(6.6)%	2.3%

	Three-month periods ended		Nine-month periods ended
	September 30		September 30
	2007	2006	2007	2006
Segmented Information from Continuing Operations
Revenues
North America	$1,098.4	$1,241.1	$3,224.9	$3,537.6
Europe	242.5	244.1	744.6	758.1
Latin America	75.0	61.2	202.3	170.5
Adjusted EBIT
North America	$58.6	$75.7	$151.0	$177.8
Europe	(13.1)	(6.0)	(52.9)	(8.6)
Latin America	3.2	3.4	7.5	6.8
Adjusted EBIT margin (i)
North America	5.3%	6.1%	4.7%	5.0%
Europe	(5.4)%	(2.5)%	(7.1)%	(1.1)%
Latin America	4.2%	5.4%	3.7%	4.0%

Selected Cash Flow Information
Cash (used in) provided by operating activities	$(41.8)	$51.2	$133.5	$205.8
Free cash flow (outflow) (ii)	(81.7)	(40.5)	(12.3)	(9.2)

Per Share Data
Earnings (loss) from continuing operations
Diluted	$(2.42)	$0.09	$(2.96)	$(0.06)
Adjusted diluted	$(0.36)	$0.17	$(0.53)	$0.36

	Nine-month	Twelve-month
	period ended	period ended
	September 30	December 31
	2007	2006
Financial Position Working capital	$(73.1)	$(76.0)
Total assets	5,554.9	5,823.4
Long-term debt (including convertible notes)	2,284.6	2,132.4
Shareholders’ equity (iii)	1,414.2	1,882.2
Debt-to-capitalization (iii)	62:38	53:47
Debt-to-Adjusted-EBITDA ratio (times) (iv)	4.6	3.7
Interest coverage ratio (times) (iv)	2.3	4.3

EBITDA: Operating income before depreciation and amortization.
IAROC: Impairment of assets, restructuring and other charges.
Adjusted: Defined as before IAROC and before goodwill impairment charge.
Debt-to-Ajusted-EBITDA ratio: Total debt divided by Adjusted EBITDA.
Interest coverage ratio: Adjusted EBITDA divided by financial expenses.
(i)	Margins calculated on revenues.

(ii)	Cash provided by operating activities, less capital expenditures and preferred share dividends, net of proceeds from disposals of assets and proceeds from business disposals.

(iii)	Prior periods amount have been revised. See Note 12 to Consolidated Financial Statements.

(iv)	For continuing operations.
For more information, please contact
Quebecor World Inc.
Tony Ross
Vice President, Communications
514-877-5317
800-567-7070
or
Quebecor World Inc.
Roland Ribotti, Vice President, Investor Relations
and Assistant Treasurer
514-877-5143
800-567-7070

7 November 2007
RSDB N.V.

and

QUEBECOR WORLD EUROPEAN HOLDING S.A.

and

QUEBECOR WORLD INC.

and

QUEBECOR WORLD ISLANDI EHF

SHARE PURCHASE AGREEMENT

THIS DEED (the “Agreement”) is made on 7 November 2007
BETWEEN:
(1)	RSDB N.V., a public limited company incorporated under the laws of The Netherlands with its corporate seat in Hilversum, the Netherlands (“RSDB”);

(2)	QUEBECOR WORLD EUROPEAN HOLDING S.A., a company incorporated under the laws of Luxembourg with its corporate seat at 56, Boulevard Napoléon 1er, L-2210 Luxembourg (“QWE”);

(3)	QUEBECOR WORLD INC., a company incorporated under the laws of Canada with its corporate seat in Montreal, Canada (“QWI”); and

(4)	QUEBECOR WORLD ISLANDI EHF, a company incorporated under the laws of Iceland with its corporate seat in Iceland (“QWICE”).
The parties to this Agreement are hereinafter collectively referred to as the “Parties” and individually as a “Party”.
WHEREAS:
(A)	RSDB is a public company listed under Next Prime by Euronext Amsterdam N.V. (“Euronext Amsterdam”). RSDB is a leading printing company in gravure and offset in the Netherlands exporting products to various European countries. As at the date of this Agreement, the authorised share capital of RSDB is €85,000,000 comprising 8,500,000 ordinary shares with a nominal value of €5 each (the “Ordinary Shares”) and 8,500,000 preference shares with a nominal value of €5 each (the “Preference Shares”). As at the date of this Agreement, a total number of 3,290,275 Ordinary Shares are in issue and remain outstanding (the “Outstanding Shares”) and 3,143 Outstanding Shares are held by RSDB in treasury (the “Treasury Shares”). RSDB has not issued any Preference Shares.

(B)	QWI is a public company listed on both the Toronto Stock Exchange and the New York Stock Exchange. QWE, a wholly owned subsidiary of QWI, operates printing plants in France, Belgium, the United Kingdom, Spain, Sweden, Finland and Austria through a number of subsidiaries and joint venture companies as listed in Part 2 of Schedule 1 (Details of the QWE Group) and, following the Pre-Closing Reorganisation, including the SPV.

(C)	RSDB, with the approval of its Supervisory Board, has offered to purchase the QWE Group Companies on a debt free basis (the “Acquisition”) and QWI has accepted such offer subject to the terms of this agreement. RSDB and QWI intend to effect the Acquisition through the acquisition by RSDB of the shares in the QWE Group Companies from QWE and Canada SPV (as defined below) for cash consideration and the assignment (i) by QWI to RSDB of a € [INTENTIONALLY DELETED] promissory note issued by Quebecor World France S.A. (the “QWI France 1 Promissory Note”); (ii) by QWI to RSDB of a € [INTENTIONALLY DELETED]promissory note issued by Quebecor World France S.A. (the “QWI France 2 Promissory Note”); and (iii) by QWICE to RSDB of a € [INTENTIONALLY DELETED] promissory note issued by Helio Charleroi, S.A. (the “QWICE Belgium Promissory Note”) (together the “Promissory Notes”) in exchange for the issue by RSDB of 1,403,413 new Ordinary Shares, representing 29.9 per cent. of the enlarged issued share capital of RSDB on Closing, with a nominal value of €5 each (the “New Ordinary Shares”) to QWI and, subject to certain adjustments, for a balancing cash payment in the aggregate amount of € [INTENTIONALLY DELETED] to QWI and QWICE. The New Ordinary Shares will be treated as fully paid up through a set-off of the obligation of QWI to pay up the New Ordinary Shares issued to it, with part or all of the obligation of RSDB to pay the purchase price for the QWI France 1 Promissory Note and the QWI France 2 Promissory Note to QWI, which respective obligations are in the same amount. Based on an RSDB share price of €40 per share, the total consideration payable by RSDB would amount to approximately €240 million, subject to certain adjustments.

(D)	At the same time as entering into this Agreement, QWICE and RSDB have entered into an agreement pursuant to which RSDB will acknowledge indebtedness to QWICE in an amount of €35 million (such sum being deducted from the balancing cash payment referred to in Recital (C) above) (the “Loan Agreement”).

(E)	At the same time as entering into this Agreement, RSDB and QWI have entered into an implementation agreement (the “Implementation Agreement”) setting out the terms and conditions of the implementation of the Acquisition.

(F)	QWI has agreed to guarantee the performance of the obligations of QWE and QWICE under this Agreement.
IT IS AGREED as follows:
1.	INTERPRETATION
In this Agreement, unless the context otherwise requires, the provisions in this Clause 1 apply:
1.1	Definitions
“Accounting Policies” means the accounting policies set out on pages 6 to 9 inclusive of the Year End Accounts, as set out in Part 7 of Schedule 7;
“Accounts” means the Year End Accounts or the Interim Accounts, as the case may be;
“Acquisition” has the meaning set out in Recital (C);
“Agreed Terms” means, in relation to a document, such document in the terms agreed between QWI and RSDB and signed for identification by QWI and RSDB with such alterations as may be agreed in writing between QWI and RSDB from time to time;
“Austrian Shares” means the shares in the capital of Oberndorfer Druckerei GmbH;
“Base Working Capital” means €[INTENTIONALLY DELETED];
“Belgian Shares” means the shares in the capital of each of Helio Charleroi S.A. and Helio Car S.A.;
“Business” means the printing businesses carried on by the QWE Group, together with associated support functions;
“Business Day” means a day which is not a Saturday, a Sunday or a public holiday in London, Paris, Madrid, Brussels, Vienna, Helsinki, Stockholm, Luxembourg, Fribourg, Amsterdam or Montreal;
“Canada SPV” means the special purpose vehicle to be established in Canada by QWI for the purposes of the Pre-Closing Reorganisation as more fully described in paragraph A.2 of Part 1 of Schedule 12 (Pre-Closing Reorganisation);
“Cash Balances” means the aggregate cash in hand or credited to any account with a financial institution, securities with a maturity of less than one year which are readily convertible into cash and the mark to market value of derivative transactions (if such value would represent a balance sheet asset) of the QWE Group Companies, calculated on the basis of the principles contained in Schedule 7 (Closing Statement), excluding any such cash held for the account of AB Danagards Grafiska or cash held in BHR S.A. for the account of Hachette Filipacche Presse;
“Claim” means a claim, action, liability, demand, investigation, or proceeding;
“Closing” means the completion of the sale of the Shares and the SPV Shares, the assignment of the Promissory Notes, the issue of the New Ordinary Shares and payment of the cash and acknowledgement of indebtedness pursuant to Clause 5 of this Agreement;
“Closing Accounts” means the audited consolidated accounts of QWE for the period beginning on 1 January 2007 and ending on the Closing Date, to be prepared in the same format as the Year End Accounts;
“Closing Cash Payment” has the meaning given to it in paragraph 1.7 of Schedule 6 (Closing Obligations);
“Closing Date” means the later of [INTENTIONALLY DELETED]December 2007 and the second Business Day (or such other date as may be agreed in writing between QWI and RSDB) following notification of the fulfilment or waiver of the last of the conditions set out in Clause 4 of the Implementation Agreement, provided that Closing shall take place no later than [INTENTIONALLY DELETED];
“Closing Net Indebtedness” means the Closing Third Party Indebtedness, less the Cash Balances, as shown on the Closing Statement, calculated on the basis of the principles contained in Schedule 7 (Closing Statement), which amount shall for the purposes of Clause 3.1 be an addition to the consideration if negative or a deduction from the consideration if positive;
“Closing Statement” means the statement in the form set out in Part 2 of Schedule 7 (Closing Statement), with supporting schedules in the forms set out in Parts 3, 4, 5 and 6 of Schedule 7 (Closing Statement), to be prepared by RSDB in accordance with Clause 6 and Schedule 7 (Closing Statement) and to be derived from the Closing Accounts;
“Closing Third Party Indebtedness” means the aggregate amount as at the close of business on the Closing Date of all outstanding Indebtedness owed by QWE Group Companies to any Third Party calculated on the basis of the principles contained in Schedule 7 (Closing Statement);
“Competition Clearance Deadline” means:
(i)	25 Business Days following submission of a Form CO to the European Commission, provided that:
(a)	the European Commission does not request additional information in relation to the Form CO and as a consequence, does not require additional timing within which to finalise its review of the Form CO; and

(b)	the European Commission does not require undertakings or commitments from the Parties; or
(ii)	if as a consequence of the European Commission requesting further information following the submission of the Form CO, the European Commission requires further time within which to finalise its review of the Form CO, but does not require undertakings or commitments from the Parties, the date upon which the timetable for the review of the Form CO (as amended or extended) by the European Commission expires, or

(iii)	if the European Commission requires, or the Parties volunteer certain undertakings or commitments, the date which is 10 Business Days after the date upon which the timetable for the review of the Form CO by the European Commission would otherwise expire (after having given effect to any amendments to or extensions of the timetable for the European Commission’s review resulting from it having requested additional information);
“Confidentiality Agreements” means the confidentiality and stand-still agreements between RSDB and QWI dated 6 December 2006 and 12 July 2007, respectively;
“Conversion Rate” means the close spot mid-trade composite (London) rate for a transaction between the two currencies in question as quoted on Bloomberg on the date immediately preceding the Relevant Date or, if no such rate is quoted on that date, on the preceding date on which such rates are quoted, failing which, such rate as may be agreed in writing between the Parties;
“Deeds of Assignment” means the deeds of assignment of the Promissory Notes in the Agreed Terms and “Deed of Assignment” means any one of them;
“Draft Closing Statement” has the meaning given to it in Clause 6.2;
“Encumbrance” means any claim, charge, mortgage, lien, option, equity, power of sale, hypothecation, usufruct, retention of title, right of pre-emption, right of first refusal or other third party rights or security interest of any kind or an agreement, arrangement or obligation to create any of the foregoing;
“Enlarged RSDB Group” means the RSDB and its subsidiaries following completion of the acquisition of the QWE Group Companies;
“Environment” means all or any of the following media (alone or in combination): air (including the air within buildings and the air within other natural or man-made structures whether above or below ground); water (including water under or within land or in drains or sewers or inland waters); soil and land, together with any ecological systems and living organisms supported by these media;
“Environmental Law” means all applicable laws (including, for the avoidance of doubt, common law), statutes, regulations, statutory guidance notes and final and binding court and other tribunal decisions of any relevant jurisdiction in force in the relevant jurisdiction at Closing whose purpose is to protect, or prevent pollution of, the Environment or to regulate emissions, discharges, or releases of Hazardous Substances and noise emissions into the Environment, or to regulate the use, treatment, storage, burial, disposal, transport or handling of Hazardous Substances, and all bye-laws, codes, regulations, decrees or orders issued or promulgated or approved thereunder or in connection therewith to the extent that the same have force of law at Closing;

“Environmental Permit” means any licence, approval, authorisation, permission, notification, waiver, order or exemption which is issued, granted or required under Environmental Law which is required to carry on the business of the Group as carried on in the ordinary course before Closing;
“Estimated Cash Balances” means QWI’s reasonable estimate of the aggregate of the Cash Balances at the close of business on the Closing Date, calculated on the basis of the principles contained in Schedule 7 (Closing Statement);
“Estimated Closing Net Indebtedness” means QWI’s reasonable estimate of the Closing Third Party Indebtedness, less the Estimated Cash Balances, as at the close of business on the Closing Date, calculated on the basis of the principles contained in Schedule 7 (Closing Statement), which amount shall, for the purposes of paragraph 1.7 of Schedule 6 (Closing Obligations) be an addition to the Closing Cash Payment if negative or a deduction from the Closing Cash Payment if positive;
“Estimated Working Capital” means QWI’s reasonable estimate of the Working Capital, to be notified by QWI to RSDB pursuant to Clause 5.1.1, and calculated on the basis of the principles contained in Schedule 7;
“Estimated Working Capital Adjustment” means the difference, if any, between the Estimated Working Capital and the Base Working Capital which amount shall be a deduction from the Closing Cash Payment if negative or an addition to the Closing Cash Payment if positive;
“Euro” or “€” means the lawful single currency of the member states of the European Communities that adopt or have adopted the euro as their currency in accordance with the legislation of the European Union relating to European Monetary Union;
“Euronext Amsterdam” has the meaning set out in Recital (A); “Excluded Liabilities” means any and all Losses howsoever arising, or alleged to have arisen, in relation to any Excluded Matter;
“Excluded Matters” means in relation to QWI the matters set out in Part 1 of Schedule 14 (Excluded Matters) and in relation to RSDB the matters set out in Part 2 of Schedule 14 (Excluded Matters) and “Excluded Matter” shall mean any one of them;
“Final Payment Date” means five Business Days after the date on which the process described in paragraph 1 of Part 1 of Schedule 7 (Closing Statement) for the preparation of the Closing Statement completes; “French Shares” means the shares held by QWE in the capital of Quebecor World France, S.A.; “Fribourg Trade Payables” means amounts payable by the QWE Group to Quebecor World, S.A.’s Fribourg branch for ink and other printing materials;
“Hazardous Substances” means any wastes, pollutants, contaminants and any other natural or artificial substance (whether in the form of a solid, liquid, gas or vapour) which is capable of causing harm or damage to the Environment or a nuisance to any person;
“IFRS” means International Financial Reporting Standards, International Accounting Standards and Interpretations of those standards issued by the International Accounting

Standards Board and the International Financial Reporting Interpretation Committee as approved by the European Commission;
“Implementation Agreement” has the meaning set out in Recital (E);
“Indebtedness” means, in relation to any member of the QWE Group, all loans or other financing liabilities or obligations including:
(a)	by way of debt or inventory financing or sale and leaseback arrangements;

(b)	finance leases;

(c)	the principal amount of bills, bonds, notes, debentures or loan stock;

(d)	the mark to market value of derivative transactions (if such value would represent a balance sheet liability);

(e)	any deferred consideration in relation to any acquisition of any business, asset or undertaking;

(f)	overdrafts and any other liabilities of a funding nature;

(g)	any break fees, prepayment fees or other costs, expenses or penalties relating to the termination or repayment of the securitisation programmes or any of the above as long as they were not paid by a member of the QWI Group;

(h)	the Retooling Reserve; and

(i)	the acquisition reserve,
together with any interest accrued, but excluding: (i) any items accounted for or included in Working Capital; (ii) the Promissory Notes and any interest accrued thereon; (iii) the pension liability [INTENTIONALLY DELETED] (v) trade creditors and (vi) other long term liabilities, deferred taxes or (save as described above) pension liabilities, consistent with Schedule 7 (Closing Statement);
“Information Memorandum” means the information memorandum, as amended and supplemented from time to time, to be prepared and published by RSDB summarising the key terms and conditions of the Transaction in order to enable the Shareholders to consider whether or not to approve the Transaction and to adopt the Resolutions at the Shareholders Meeting (as such terms are defined in the Implementation Agreement);
“Initial Closing Deadline” means the later of [INTENTIONALLY DELETED] December 2007 (or such later date and time, being no later than [INTENTIONALLY DELETED], as RSDB and QWI may agree in writing) and the Competition Clearance Deadline, provided always that if the conditions of Clause 4.4.6 of the Implementation Agreement have not been satisfied by 17.00 CET on [INTENTIONALLY DELETED] (or such later date and time, being no later than [INTENTIONALLY DELETED], as RSDB and QWI may agree in writing), the Initial Closing Deadline shall be no later than [INTENTIONALLY DELETED];
“Interim Accounts” means the consolidated unaudited accounts of QWE for the six month period ended 30 June 2007, in the Agreed Terms;
“Interim Accounts Date” means 30 June 2007;

“Listing” means the admission of the New Ordinary Shares to listing on Euronext Amsterdam;
“Loan Agreement” has the meaning set out in Recital (D);
“Local Transfer Documents” has the meaning set out in Clause 2.2;
“Losses” means all losses, liabilities, costs (including without limitation legal costs and experts’ and consultants’ fees), charges, expenses, actions, proceedings, claims and demands;
“Machinery” means the printing presses and bindery machines owned by members of the QWE Group and listed in Column (4) of the table set out in Schedule 2 (Details of QWE Group Properties and Machinery);
“Management Presentations” means the management presentations prepared by QWI and delivered to RSDB and its advisers on 12 December 2006, 12 January 2007 and 3 May 2007, respectively, including the books prepared in relation to such presentations and provided to RSDB in hard copy, copies of which are attached as Appendix 3 to the QWI Disclosure Letter;
“New Ordinary Shares” has the meaning set out in Recital (C);
“Ordinary Shares” has the meaning set out in Recital (A);
“Outstanding Shares” has the meaning set out in Recital (A);
“Pre-Closing Reorganisation” means the corporate reorganisation of the QWE Group to be implemented prior to Closing as more fully detailed in Schedule 12 (Pre-Closing Reorganisation);
“Promissory Notes” has the meaning set out in Recital (C);
“Properties” means the properties listed in Column (1) of the table set out in Schedule 2 (Details of QWE Group Properties and Machinery) and “Property” means any one of them;
“Prospectus” means the prospectus, as amended and supplemented from time to time, to be prepared and published by RSDB in connection with the Listing;
“Preference Shares” has the meaning set out in Recital (A); “QWI France 1 Promissory Note” has the meaning set out in Recital (C) and a form of which is set out in Part 1 of Schedule 13 (Forms of Promissory Notes);
“QWI France 2 Promissory Note” has the meaning set out in Recital (C) and a form of which is set out in Part 2 of Schedule 13 (Forms of Promissory Notes);
“QWE Group” means the subsidiaries and joint venture companies of QWE listed in Part 2 of Schedule 1 (Details of the QWE Group);
“QWE Group Companies” means the companies listed in Part 2 of Schedule 1 (Details of the QWE Group) and “QWE Group Company” means any one of them;
“QWI Data Room” means the data room containing documents and information relating to the QWE Group made available by QWI to RSDB online at https://bdr101507.bmcgroup.com, the contents of which are listed in Appendix 1 to the QWI Disclosure Letter;
“QWI Disagreement Notice” has the meaning set out in paragraph 3.2 of Part 1 of Schedule 7;
“QWI Disclosure Letter” means the letter dated on the same date as this Agreement from QWI to RSDB disclosing information constituting exceptions to the QWI Warranties and details of other matters referred to in this Agreement;
“QWI Disclosure Warranties” means those QWI Warranties set out in paragraph 8 of Schedule 8 (QWI Warranties) and “QWI Disclosure Warranty” means any one of them;
“QWI Group” means QWI and its subsidiaries (excluding the QWE Group);
“QWI Lawyers” means [INTENTIONALLY DELETED];
“QWI Senior Management” means those persons listed in Schedule 4 (QWI Senior Management);
“QWI Title Warranties” means those QWI Warranties set out in paragraphs 1.1, 1.2, 1.3, 1.4 and 1.5 of Schedule 8 (QWI Warranties) and “QWI Title Warranty” means any one of them;
“QWI Warranties” means the warranties given by QWI pursuant to Clause 7.1 and Schedule 8 (QWI Warranties) and “QWI Warranty” means any one of them;
“QWICE Belgium Promissory Note” has the meaning set out in Recital (C) and a form of which is set out in Part 3 of Schedule 13 (Forms of Promissory Notes);
“Relevant Date” means, save as otherwise provided in this Agreement, the date on which a payment or an assessment is to be made, save that, for the following purposes, the date shall mean:
(a)	for the purposes of Clause 7, the date a claim is made in accordance with paragraph 2 of Schedule 9 (QWI Limitations on Liability) or paragraph 2 of Schedule 11 (RSDB Limitations on Liability), as the case may be;

(b)	for the purposes of Clause 6 and Schedule 7 (Closing Statement), the Closing Date; and

(c)	for the purposes of Schedule 8 (QWI Warranties) and Schedule 10 (RSDB Warranties), the date at which the relevant QWI Warranty or RSDB Warranty, as the case may be, is expressed to be true and accurate;
“Relevant Employees” means those employees of the QWE Group immediately prior to Closing;
“Reporting Accountants” means KPMG LLP or, if that firm is unable or unwilling to act in any matter referred to them under this Agreement, an international firm of accountants to be agreed by QWI and RSDB within seven days of a notice by one to the other requiring such agreement or failing such agreement to be nominated on the application of either of them by or on behalf of the President for the time being of the Canadian Institute of

Chartered Accountants;
“Retooling Reserve” means the reserve balance in relation to two KBA 4.32mm gravure presses, associated cylinder production and infrastructure installed at the plant at Charleroi and three KBA 72 page offset presses installed in 2006 and 2007 at each of the plants in Austria, Spain and Corby, United Kingdom, this is the balance of the reserve linked to Part 6 of Schedule 7;
“RSDB Data Room” means the data room containing documents and information relating to the RSDB Group made available by RSDB to QWI, the contents of which are listed in Appendix 1 to the RSDB Disclosure Letter;
“RSDB Disclosure Letter” means the letter dated on the same date as this Agreement from RSDB to QWI disclosing information constituting exceptions to the RSDB Warranties and details of other matters referred to in this Agreement;
“RSDB Disclosure Warranties” means those RSDB Warranties set out in paragraph 7 of Schedule 10 (RSDB Warranties) and “RSDB Disclosure Warranty” means any one of them;
“RSDB Enforceability Warranties” means those RSDB Warranties set out in paragraph 2 of Schedule 10 (RSDB Warranties) and “RSDB Enforceability Warranty” means any one of them;
“RSDB Group” means RSDB and its subsidiaries (excluding the QWE Group);
“RSDB Group Companies” means the companies listed in Part 2 of Schedule 3 (Details of the RSDB Group) and “RSDB Group Company” means any one of them;
“RSDB Interim Accounts” means the consolidated unaudited accounts of RSDB for the six month period ended 30 June 2007, in the Agreed Terms;
“RSDB Lawyers” means [INTENTIONALLY DELETED];
“RSDB Senior Management” means those persons listed in Schedule 5 (RSDB Senior Management) to this Agreement;
“RSDB Title Warranties” means those RSDB Warranties set out in paragraphs 1.2, 1.3, 1.4, 1.5 and 1.6 of Schedule 10 (RSDB Warranties) and “RSDB Title Warranty” means any one of them;
“RSDB Warranties” means the warranties given by RSDB pursuant to Clause 7.6 and Schedule 10 (RSDB Warranties) and “RSDB Warranty” means any one of them;
“RSDB Year End Accounts” means the audited consolidated financial statements for RSDB for the twelve months ending on 31 December 2006, in the Agreed Terms;
“Scandinavian Shares” means the shares in the capital of Quebecor World Scandinavia AB;
“Shareholders” means the shareholders of RSDB prior to Closing;
“Shares” means the French Shares, the Belgian Shares, the UK Shares, the Austrian Shares, the Spanish Shares and the Scandinavian Shares;

“Spanish Shares” means the shares in the capital of Quebecor Iberica S.A;
“SPV” means the special purpose vehicle to be established in the USA by QWI for the purposes of the Pre-Closing Reorganisation as more fully described in paragraph A.3 of Part 1 of Schedule 12 (Pre-Closing Reorganisation);
“SPV Shares” means the shares in the capital of the SPV;
“Supervisory Board” means the supervisory board of RSDB;
“Tax” means all forms of taxation (other than deferred tax) whether direct or indirect and whether levied by reference to income, profits, gain, net wealth, asset value, turnover, added value, or other reference and statutory, governmental, state, provincial, local government or municipal impositions, duties, rates, charges, contributions and levies (including, without limitation, social security contributions and any other payroll taxes), in each case whenever and wherever imposed and by whatever authority (whether imposed by way of a withholding or deduction for or on account of tax or otherwise) and whether chargeable directly or primarily against or attributable to a QWE Group Company or any other person and all penalties, surcharges, charges, costs and interest relating thereto (save to the extent that such penalties or interest are attributable to unreasonable delay by RSDB or any member of the RSDB Group or, after Closing, a QWE Group Company, or to the failure by RSDB to comply with its obligations under this Agreement or the Implementation Agreement, or the implementation of steps D1 or D2 of the Pre-Closing Reorganisation) whether chargeable directly or primarily against or attributable directly or primarily to a QWE Group Company or any other person;
“Third Party” means any person other than a QWE Group Company or a member of the QWI Group;
“Transaction” means the Acquisition, the issue of the New Ordinary Shares and the entry into the Loan Agreement and the related arrangements regarding corporate governance and management structure provided for in the Implementation Agreement;
“UK Shares” means the shares in the capital of Quebecor World (UK) Holdings Plc;
“Vendor Due Diligence Report” has the meaning set out in Clause 7.2.1(E);
“Working Capital” means the aggregate amount of the working capital of the QWE Group Companies as at the close of business on the Closing Date, calculated on the basis of the principles contained in Schedule 7 (Closing Statement);
“Working Capital Adjustment” means the difference, if any, between the Working Capital and the Base Working Capital, which amount shall be a deduction from the consideration if negative or an addition to the consideration if positive;
“Year End Accounts” means the consolidated audited accounts of QWE for the twelve month period ended 31 December 2006, in the Agreed Terms; and
“Year End Accounts Date” means 31 December 2006.
1.2	Shares
References to shares shall include, where relevant, quotas.

1.3	Singular, plural, gender
References to one gender include all genders and references to the singular include the plural and vice versa.
1.4	References to persons and companies
References to:
1.4.1	a person include any company, partnership or unincorporated association (whether or not having separate legal personality); and

1.4.2	a company include any company, corporation or any body corporate, wherever incorporated.
1.5	References to subsidiaries and holding companies
A company is a “subsidiary” of another company (its “holding company”) if that other company, directly or indirectly, through one or more subsidiaries:
1.5.1	holds a majority of the voting rights in it;

1.5.2	is a member or shareholder of it and has the right to appoint or remove a majority of its board of directors or equivalent managing body;

1.5.3	is a member or shareholder of it and controls alone, pursuant to an agreement with other shareholders or members, a majority of the voting rights in it; or

1.5.4	has the right to exercise a dominant influence over it, for example by having the right to give directions with respect to its operating and financial policies, with which directions its directors are obliged to comply.
1.6	Schedules etc.
References to this Agreement shall include any Recitals and Schedules to it and references to Clauses and Schedules are to Clauses of, and Schedules to, this Agreement. References to paragraphs and Parts are to paragraphs and Parts of the Schedules.
1.7	Information
References to books, records or other information mean books, records or other information in any form including paper, electronically stored data, magnetic media, film and microfilm.
1.8	Legal terms
References to any English legal term shall, in respect of any jurisdiction other than the specified jurisdiction, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction.
1.9	Currency conversion
Any amount to be converted from one currency into another currency for the purposes of this Agreement shall be converted into an equivalent amount at the Conversion Rate prevailing at the Relevant Date.

2.	AGREEMENT TO SELL THE SHARES AND THE SPV SHARES AND TO ASSIGN THE PROMISSORY NOTES
2.1	Sale of the Shares and the SPV Shares
2.1.1	On and subject to the terms of this Agreement, RSDB agrees to purchase and QWE agrees to sell the Austrian Shares, the French Shares, the UK Shares, the Spanish Shares, the Belgian Shares owned by QWE and the Scandinavian Shares for the amounts in cash set out in Column (5) of Part 1 of Schedule 1 (Details of the QWE Group).

2.1.2	On and subject to the terms of this Agreement RSDB agrees to purchase and QWI shall procure that Canada SPV shall sell the SPV Shares (which will include the SPV’s holding of the Belgian Shares and such Shares in Quebecor World France S.A. and Quebecor World Iberica S.A. as the SPV has acquired pursuant to Step B of the Pre-Closing Reorganisation) for the amount in cash set out in Column (5) of Part 1 of Schedule 1 (Details of the QWE Group).

2.1.3	The Shares and the SPV Shares shall be sold together with all liabilities, rights and advantages attaching to them as at Closing (including, without limitation, the right to receive all dividends or distributions declared, made or paid on or after Closing). QWE and QWI shall procure that on or prior to Closing any and all rights of pre-emption over the Shares and the SPV Shares are waived irrevocably by the persons entitled thereto.
2.2	Local Transfer Documents
2.2.1	On Closing, QWE and RSDB shall and QWI shall procure that Canada SPV shall execute such agreements, transfers, conveyances and other documents (subject to the relevant local law and otherwise as may be agreed between QWI (on behalf of QWE and Canada SPV) and RSDB) to implement the transfer of the Shares and the SPV Shares on Closing (the “Local Transfer Documents” and each, a “Local Transfer Document”).

2.2.2	To the extent that the provisions of a Local Transfer Document are inconsistent with or (except to the extent they implement a transfer in accordance with this Agreement) additional to the provisions of this Agreement:
(A)	the provisions of this Agreement shall prevail; and

(B)	so far as permissible under the laws of the relevant jurisdiction, QWE, QWI and RSDB shall procure that the provisions of the relevant Local Transfer Document are adjusted to the extent necessary to give effect to the provisions of this Agreement.
2.3	Assignment of the Promissory Notes
2.3.1	On and subject to the terms of this Agreement, RSDB agrees to acquire and QWI agrees to assign the QWI France 1 Promissory Note and QWI France 2 Promissory Note to RSDB in consideration for the issue of the New Ordinary Shares (credited as fully paid and free from any Encumbrances) by RSDB to QWI and part of the cash payment referred to in Clause 3.1.4. The QWI France 1 Promissory Note assigned to RSDB by QWI shall be non-interest bearing while the QWI France 2 Promissory Note will be interest bearing and any accrued interest on the QWI

France 2 Promissory Note will be fully paid in accordance with step C of the Pre-Closing Reorganisation.

2.3.2	On and subject to the terms of this Agreement, RSDB agrees to acquire and QWICE agrees to assign the QWICE Belgium Promissory Note to RSDB in consideration for the entry by RSDB into the Loan Agreement with QWICE and part of the cash payment referred to in Clause 3.1.4. Any accrued interest on the QWICE Belgium Promissory Note will be fully paid in accordance with Step B of Schedule 12.
2.4	Intercompany debt
QWI agrees to indemnify RSDB on demand against all losses, claims, costs, charges and expenses which it may incur as a result of there being any intercompany debt owed by the QWE Group to the QWI Group (after having set off all amounts due to the QWE Group) as at the Closing Date other than:
2.4.1	the Promissory Notes; and

2.4.2	the Fribourg Trade Payables,
and the provisions of Schedule 9 (QWI, QWE, QWICE and Canada SPV Limitations of Liability) shall not apply to any claims brought by RSDB under this Clause 2.4.
3.	CONSIDERATION
3.1	Consideration
The aggregate consideration on a debt free basis (the “Consideration”) for the purchase of the Shares and the SPV Shares (the “Share Price”) and the assignment of the Promissory Notes (the “Assignment Amount”) under this Agreement, the Deeds of Assignment and the Local Transfer Documents shall be:
3.1.1	€[INTENTIONALLY DELETED] in consideration for the transfer of the Austrian Shares, the French Shares, the UK Shares, the Spanish Shares, the Belgian Shares owned by QWE and the Scandinavian Shares;

3.1.2	€[INTENTIONALLY DELETED] in consideration for the transfer of the SPV Shares (which will include the SPV’s holding of the Belgian Shares and such Shares in Quebecor World France S.A. and Quebecor World Iberica S.A. as the SPV has acquired pursuant to Step B of the Pre-Closing Reorganisation);

3.1.3	the issue of the New Ordinary Shares for a cash consideration in an amount equal to part or all of the consideration for the assignment of the QWI France 1 Promissory Note and the QWI France 2 Promissory Note;

3.1.4	€[INTENTIONALLY DELETED] in part consideration for the assignment of the QWI France 1 Promissory Note and the QWI France 2 Promissory Note and in consideration for the assignment of the QWICE Belgium Promissory Note, of which €35 million will be left outstanding and payable to QWICE on the terms and subject to the conditions of the Loan Agreement;

3.1.5	plus or minus (as the case may be) the Working Capital Adjustment; and

3.1.6	plus or minus (as the case may be) the Closing Net Indebtedness.
3.2	Allocation of Consideration

QWI and RSDB acknowledge that the amounts set out in Schedule 12 (Pre-Closing Reorganisation) were calculated as at 30 September 2007 and, accordingly, will require adjustment prior to Closing. In the period between the date of this Agreement and Closing, QWI or RSDB may propose in writing to the other an amendment to (i) the allocation of the Consideration between the Share Price and the Assignment Amount, or (ii) any amount or action referred to in the various detailed steps comprising the Pre-Closing Reorganisation, provided that no amendment so proposed will be binding unless agreed to in writing by both parties, such agreement not to be unreasonably withheld or delayed.
3.3	Adjustment to Consideration

If any payment is made by QWI to RSDB or by RSDB to QWI in respect of any claim for any breach of this Agreement or any Local Transfer Document or pursuant to an indemnity or payment covenant under this Agreement, the payment shall be made by way of adjustment of the Consideration and the Consideration shall be deemed to have been adjusted by the amount of such payment.
4.	CONDITIONS

Closing is conditional on the conditions contained in Clause 4 of the Implementation Agreement being satisfied (or waived in accordance with the terms of the Implementation Agreement) on or before the Initial Closing Deadline. If one or more of the conditions contained in Clause 4 of the Implementation Agreement:
4.1.1	remains unsatisfied by 17.00 CET on 28 December 2007 or, if later, on the Initial Closing Deadline and has not been waived (in accordance with the terms of the Implementation Agreement) on or before that date; or

4.1.2	becomes impossible to satisfy on or before 17.00 CET on 28 December 2007, or or, if later, on the Initial Closing Deadline and, if it is a condition which can be waived (in accordance with the terms of the Implementation Agreement) by RSDB and/or QWI as the case may be in accordance with the Implementation Agreement, has not been waived within five Business Days of such condition becoming impossible to satisfy, this Agreement will immediately terminate, subject to the provisions of Clause 4.6 of the Implementation Agreement without prejudice to any rights available in respect of breach of obligations under the Implementation Agreement or to payment of any amount in liquidated damages payable thereunder.
5.	CLOSING
5.1	Pre-Closing notifications

Five Business Days prior to Closing:
5.1.1	QWI shall provide RSDB with a reconciliation of Parts 2, 3, 4, 5 and 6 of Schedule 7 (Closing Statement) to the likely amounts at Closing of each of the amounts set out therein and, in particular, stating the Estimated Working Capital, the Estimated

Closing Net Indebtedness and the Estimated Cash Balances; and

5.1.2	QWI, QWE and QWICE shall and QWI shall procure that Canada SPV shall provide RSDB with details of the bank accounts to which consideration payable by RSDB as specified in Column (5) of Part 1 of Schedule 1 (Details of the QWE Group) and the Closing Cash Payment is to be paid.
5.2	Date and place of Closing

Subject to Clause 4, Closing shall take place at the offices of RSDB’s Lawyers in Amsterdam (or such other location as the parties shall agree) at 17.00 CET on the Closing Date or such other date as the parties may agree in writing, always provided that Closing shall take place no later than [INTENTIONALLY DELETED].
5.3	Closing events
5.3.1	On Closing, QWI, QWE, QWICE and RSDB shall comply and QWI shall procure that Canada SPV shall comply with their respective obligations specified in Schedule 6 (Closing Obligations). QWI (for itself and/or on behalf of QWE, QWICE and Canada SPV) may waive, on or before Closing, compliance by RSDB with some or all of its obligations as set out in Schedule 6 (Closing Obligations) and RSDB may waive, on or before Closing, compliance by QWI, QWE, QWICE and/or Canada SPV with some or all of their obligations of as set out in Schedule 6 (Closing Obligations).

5.3.2	If either QWI (for itself and/or on behalf of QWE, QWICE and Canada SPV) or RSDB waives any obligation to be performed by a Party on Closing, such waiver shall not (unless the waiving party agrees in writing) constitute an absolute waiver of compliance with the relevant obligation but shall constitute only the agreement of the waiving Party that such obligation need not be performed at Closing and the Party whose obligation is so waived agrees and undertakes (unless the waiving party otherwise agrees in writing) to perform such waived obligation as soon as practicable following closing.
5.4	Breach of Closing obligations

[INTENTIONALLY DELETED]if QWI, QWE, QWICE or Canada SPV or RSDB fail to comply with any material obligation in Clause 5.3 or Schedule 6 (Closing Obligations), RSDB, in the case of non-compliance by QWI, QWE, QWICE and/or Canada SPV, or QWI, (for itself and/or on behalf of QWE, QWICE and Canada SPV), in the case of non-compliance by RSDB, shall be entitled (in addition to and without prejudice to all other rights or remedies available, including the right to claim damages) by written notice to the other served on the Closing Date:
5.4.1	to effect Closing so far as practicable having regard to the defaults which have occurred or

5.4.2	subject to Clause 5.2, to fix a new date for Closing in which case the provisions of Schedule 6 shall apply to Closing as so deferred but provided such deferral may only occur once; or

5.4.3	to terminate this Agreement (other than Clauses 1 and 10.19) without liability on the part of the terminating party.

6.	POST-CLOSING ADJUSTMENTS
6.1	Preparation of Closing Accounts

RSDB shall procure that by no later than 60 days following Closing there shall be drawn up the Closing Accounts in relation to the QWE Group Companies on a consolidated basis and that the same are audited by the Reporting Accountants. RSDB shall be responsible for all costs and expenses of the Reporting Accountants associated with the preparation and audit of the Closing Accounts.
6.2	Preparation of Closing Statement

RSDB shall procure that as soon as practicable following Closing and preparation of the Closing Accounts there shall be drawn up a draft of the Closing Statement (the “Draft Closing Statement”) in accordance with Parts 1 and 2 of Schedule 7 (Closing Statement) in relation to the QWE Group Companies on a consolidated basis and derived from the Closing Accounts.
6.3	Determination of Closing Statement

The Draft Closing Statement as determined pursuant to paragraph 3 of Part 1 of Schedule 7 (Closing Statement) shall constitute the Closing Statement in relation to the QWE Group Companies for the purposes of this Agreement and shall be final and binding on the Parties for the purpose of this Agreement. The Working Capital and the Closing Net Indebtedness shall be derived from the Closing Statement.
6.4	Working Capital Adjustment

In the event that the Working Capital, as derived from the Closing Statement, is greater than the Estimated Working Capital, RSDB shall pay the difference to QWI not later than the Final Payment Date. In the event that the Working Capital is less than the Estimated Working Capital, QWI shall pay the difference to RSDB not later than the Final Payment Date.
6.5	Closing Net Indebtedness Adjustment

In the event that the Closing Net Indebtedness, as derived from the Closing Statement, is greater than the Estimated Closing Net Indebtedness, QWI shall pay the difference to RSDB not later than the Final Payment Date. In the event that the Closing Net Indebtedness is less than the Estimated Closing Net Indebtedness, RSDB shall pay the difference to QWI not later than the Final Payment Date.
6.6	Set-off of adjustment payments

If any amount is payable by QWI pursuant to Clauses 6.4 and/or 6.5 and/or any amount is payable by RSDB pursuant to Clauses 6.4 and/or 6.5 such amount(s) shall be set-off and the resulting net amount paid by QWI to RSDB or by RSDB to QWI, as the case may be, not later than the Final Payment Date.
7.	WARRANTIES
7.1	QWI Warranties
7.1.1	QWI warrants to RSDB that the statements set out in Schedule 8 (QWI

Warranties) are true, accurate and not misleading as of the date of this Agreement provided that, to the extent the statements in paragraphs 1.1, 1.9, 1.10 and 2 relate to the SPV Shares, the SPV or Canada SPV, such warranty is given only as of Closing and not as of the date of this Agreement.

7.1.2	QWI acknowledges that RSDB has entered into this Agreement in reliance upon the QWI Warranties.

7.1.3	RSDB acknowledges that the QWI Warranties are subject to the limitations and exclusions of liability contained in Schedule 9 (QWI, QWE, QWICE and Canada SPV Limitations on Liability).

7.1.4	Each of the QWI Warranties shall be separate and independent and shall not be limited (except as otherwise provided in this Agreement) by reference to any other paragraph of Schedule 8 (QWI Warranties).

7.1.5	Any QWI Warranty qualified by the expression “so far as QWI is aware” or any similar expression shall, unless otherwise stated, be deemed to include the knowledge and awareness of the QWI Senior Management, who shall be deemed to have knowledge of such matters as they would have discovered had they made reasonable enquiries.

7.1.6	Save as expressly provided in Part 1 of Schedule 14 (Excluded Matters), the parties acknowledge and agree that none of the QWI Warranties (other than the QWI Disclosure Warranties) are given in respect of any fact, matter or circumstance relating to an Excluded Matter and there shall be deemed to be no breach of any QWI Warranty (other than the QWI Disclosure Warranties) by reason of the existence or occurrence or absence of any fact, matter or circumstance which relates to an Excluded Matter or which would constitute or give rise to an Excluded Liability.
7.2	Disclosure against the QWI Warranties
7.2.1	The QWI Warranties are subject to:
(A)	any matter which is contained or referred to in this Agreement;

(B)	all matters which would be revealed in relation to any QWE Group Company by making a search on 15 October 2007 on the public files at the Registry of Commerce in France, the Companies Registry in Sweden, the Registry of Commerce and Companies in Luxembourg, the Companies Register in Austria and Companies House in England in each case, insofar as the information is available and accessible on-line on that day;

(C)	any matter which is accurately and fairly disclosed in the QWI Disclosure Letter or in the documents listed in Appendix 1 of the QWI Disclosure Letter which comprise all those documents provided in the QWI Data Room;

(D)	any matter which was accurately and fairly disclosed in the Management Presentations;

(E)	any matter which is accurately and fairly disclosed in the vendor due diligence report relating to the QWE Group and its business dated 5 April 2007 (and in relation to “Volume 8 – Tax – Vendor Due Diligence Report”

dated 10 April 2007) prepared by PricewaterhouseCoopers LLP in connection with the Acquisition (the “Vendor Due Diligence Report”), and provided to RSDB in redacted form, a copy of which is attached at Appendix 2 to the QWI Disclosure Letter; and

(F)	any matter which is accurately and fairly disclosed in the due diligence reports, prepared solely for the benefit of RSDB, on the QWE Group and its business each dated 15 October 2007 and prepared by [INTENTIONALLY DELETED] (UK and France), [INTENTIONALLY DELETED] (Belgium), [INTENTIONALLY DELETED] (Spain), [INTENTIONALLY DELETED] (Sweden), [INTENTIONALLY DELETED] (Luxembourg), [INTENTIONALLY DELETED] (Austria) and [INTENTIONALLY DELETED] (Finland).
7.2.2	References in the QWI Disclosure Letter to paragraph numbers shall be to the paragraphs in Schedule 8 (QWI Warranties) to which the disclosure is most likely to relate but shall not be limited in any way to the specific warranty to which it refers.
7.3	Notification of breach of the QWI Warranties by QWI
7.3.1	If, after the signing of this Agreement, QWI shall become aware that any of the QWI Warranties were untrue or inaccurate, in any respect sufficiently material as to give rise to, or be likely to give rise to, the right for RSDB to claim for breach of that warranty, as of the signing of this Agreement, QWI shall notify RSDB in writing as soon as practicable after becoming aware of the same and in any event prior to Closing, setting out such details as are available. QWI and QWE shall make any investigation concerning the event or matter and take such action, at their own cost, as RSDB may reasonably require.

7.3.2	Any notification pursuant to Clause 7.3.1 shall not operate as a disclosure pursuant to Clause 7.2 and the QWI Warranties shall not be subject to such notification.

7.3.3	No right to damages shall arise under this Agreement solely as a result of QWI’s failure to comply with the notification obligations set out in this Clause 7.3.
7.4	Updating of the QWI Warranties to Closing

Subject to Clause 7.3, QWI further warrants to RSDB that the warranties set out in paragraphs 1.1, 1.2, 1.3, 1.4, 1.5, 1.9 and 2 of Schedule 8 (QWI Warranties) will be true and accurate at Closing in all material respects as if they had been repeated at Closing (save that the warranties in paragraph 1.2 shall be repeated at Closing without taking into account shares in the QWE Group Companies at Closing of which the SPV is the legal and beneficial owner by virtue of the Pre-Closing Reorganisation).
7.5	QWI Covenants
7.5.1	[INTENTIONALLY DELETED]

7.5.2	[INTENTIONALLY DELETED]

7.5.3	[INTENTIONALLY DELETED]

7.5.4	[INTENTIONALLY DELETED]

7.5.5	[INTENTIONALLY DELETED]
7.6	RSDB Warranties
7.6.1	RSDB warrants to QWI and to QWICE that the statements set out in Schedule 10 (RSDB Warranties) are true, accurate and not misleading as of the date of this Agreement.

7.6.2	RSDB acknowledges that QWI and QWICE have entered into this Agreement in reliance upon the RSDB Warranties.

7.6.3	QWI and QWICE acknowledge that the RSDB Warranties are subject to the limitations and exclusions of liability contained in Schedule 11 (RSDB Limitations on Liability).

7.6.4	Each of the RSDB Warranties shall be separate and independent and shall not be limited (except as otherwise provided in this Agreement) by reference to any other paragraph of Schedule 10 (RSDB Warranties).

7.6.5	Any RSDB Warranty qualified by the expression “so far as RSDB is aware” or any similar expression shall, unless otherwise stated, be deemed to include the knowledge and awareness of the RSDB Senior Management, who shall be deemed to have knowledge of such matters as they would have discovered had they made reasonable enquiries.

7.6.6	Save as expressly provided in Part 2 of Schedule 14 (Excluded Matters), the parties acknowledge and agree that none of the RSDB Warranties (other than the RSDB Disclosure Warranties) are given in respect of any fact, matter or circumstance relating to an Excluded Matter and there shall be deemed to be no breach of any RSDB Warranty (other than the RSDB Disclosure Warranties) by reason of the existence or occurrence or absence of any fact, matter or circumstance which relates to an Excluded Matter or which would constitute or give rise to an Excluded Liability.
7.7	Disclosure against the RSDB Warranties
7.7.1	The RSDB Warranties are subject to:
(A)	any matter which is contained or referred to in this Agreement;

(B)	all matters which would be revealed in relation to any member of the RSDB Group by making a search on 16 October 2007 on the public files at the companies registry in The Netherlands and Companies House in England in each case, insofar as the information is available and accessible on-line on that day;

(C)	any matter which is accurately and fairly disclosed in the RSDB Disclosure Letter or in the documents listed in Appendix 1 of the RSDB Disclosure Letter, which comprise all those documents provided in the RSDB Data Room; and

(D)	any matter which is accurately and fairly disclosed in the draft due diligence reports, prepared solely for the benefit of ING, on the RSDB Group and its business prepared by KPMG and dated 16 May 2007 and prepared by De

Brauw Blackstone Westbroek dated 24 May 2007, and provided to QWI in redacted form on 26 July 2007 and 6 August 2007 respectively, copies of which are attached at Appendix 2 and 3 respectively to the RSDB Disclosure Letter.
7.7.2	References in the RSDB Disclosure Letter to paragraph numbers shall be to the paragraphs in Schedule 10 (RSDB Warranties) to which the disclosure is most likely to relate but shall not be limited in any way to the specific warranty to which it relates.
7.8	Notification of breach of the RSDB Warranties by RSDB
7.8.1	If, after the signing of this Agreement, RSDB shall become aware that any of the RSDB Warranties were untrue or inaccurate, in any respect sufficiently material as to give rise to, or be likely to give rise to, the right for QWI to claim for breach of that warranty, as of the signing of this Agreement, RSDB shall notify QWI in writing as soon as practicable after becoming aware of the same and in any event prior to Closing, setting out such details as are available. RSDB shall make any investigation concerning the event or matter and take such action, at its own cost, as QWI may reasonably require.

7.8.2	Any notification pursuant to Clause 7.8.1 shall not operate as a disclosure pursuant to Clause 7.7 and the RSDB Warranties shall not be subject to such notification.

7.8.3	No right to damages shall arise under this Agreement solely as a result of the RSDB’s failure to comply with the notification obligations set out in this Clause 7.8.
7.9	Updating of the RSDB Warranties to Closing

Subject to Clause 7.8, RSDB further warrants to QWI and to QWICE that the warranties set out in paragraphs 1.2, 1.3, 1.4, 1.5, 1.6, 2, 3.1 and 3.2 of Schedule 10 (RSDB Warranties) will be true and accurate at Closing in all material respects as if they had been repeated at Closing.
7.10	RSDB Covenants

[INTENTIONALLY DELETED]
8.	CLAIMS
8.1	Notification of potential claims by RSDB

If RSDB or any member of the RSDB Group becomes aware of any matter or circumstance that may give rise to a claim against QWI under this Agreement, RSDB shall as soon as practicable give a notice in writing to QWI setting out such information as is available to RSDB or any such member of the RSDB Group as is reasonably necessary to enable QWI to assess the merits of the claim, to act to preserve evidence and to make such provision as QWI may consider necessary. No failure on the part of RSDB to give such notice shall prejudice its right to make the relevant claim under this Agreement except to the extent QWI is actually prejudiced by any such failure.
8.2	Notification of potential claims by QWI

If QWI or any member of the QWI Group becomes aware of any matter or circumstance that may give rise to a claim against RSDB under this Agreement, QWI shall as soon as practicable give a notice in writing to RSDB setting out such information as is available to QWI or such member of the QWI Group as is reasonably necessary to enable RSDB to assess the merits of the claim, to act to preserve evidence and to make such provision as RSDB may consider necessary. No failure on the part of QWI to give such notice shall prejudice its right to make the relevant claim under this Agreement except to the extent RSDB is actually prejudiced by any such failure.
8.3	Commencement of proceedings

Any claim notified pursuant to Clause 8.1 or Clause 8.2 shall (if it has not been previously satisfied, settled or withdrawn) be deemed to be irrevocably withdrawn twelve months after the notice is given pursuant to Clause 8.1 or Clause 8.2, unless at such time legal proceedings in respect of the relevant claim (i) have been commenced by being both issued and served and (ii) are being and continue to be pursued with reasonable diligence.
8.4	Notification of Claims

Notices of any Claims under this Agreement shall be given by RSDB to QWI or by QWI to RSDB within the time limits specified in paragraph 2 of Schedule 9 (QWI Limitations of Liability) or paragraph 2 of Schedule 11 (RSDB Limitations of Liability), as the case may be, specifying to the extent possible information on the legal and factual basis of the claim and the evidence on which RSDB or QWI relies and, if practicable, an estimate of the amount of Losses which are, or are to be, the subject of the claim (including any Losses which are contingent on the occurrence of any future event), but in no event providing less information than would be required by the other Party to assess the merits of the claim, to act to preserve evidence and to make such provision as the other Party considers necessary.
8.5	Investigation by QWI

In connection with any matter or circumstance that may give rise to a claim against QWI under this Agreement:
8.5.1	RSDB shall allow, and shall procure that the relevant RSDB Group Company allows, QWI and its financial, accounting or legal advisers to investigate the matter or circumstance alleged to give rise to a claim and whether and to what extent any amount is payable in respect of such claim; and

8.5.2	RSDB shall disclose to QWI all material of which RSDB is aware which relates to the claim and shall, and shall procure that any other relevant members of the RSDB Group shall, give all such information and assistance, including access to premises and personnel, and the right to examine and copy or photograph any assets, accounts, documents and records, as QWI or its financial, accounting or legal advisers may reasonably request and at such persons own cost and expense, provided always that any information made available by RSDB to QWI and its financial, accounting or legal advisers shall be kept confidential and shall only be used for the purpose of resolving a claim against QWI under this Agreement.
8.6	Investigation by RSDB

In connection with any matter or circumstance that may give rise to a claim against RSDB under this Agreement:

8.6.1	QWI shall allow RSDB and its financial, accounting or legal advisers to investigate the matter or circumstance alleged to give rise to a claim and whether and to what extent any amount is payable in respect of such claim; and

8.6.2	QWI shall disclose to RSDB all material of which QWI is aware which relates to the claim and shall, and shall procure that any other relevant members of the QWI Group shall, give all such information and assistance, including access to premises and personnel, and the right to examine and copy or photograph any assets, accounts, documents and records, as RSDB or its financial, accounting or legal advisers may reasonably request and at such persons own cost and expense, provided always that any information made available by QWI to RSDB and its financial, accounting or legal advisers shall be kept confidential and shall only be used for the purpose of resolving a claim against RSDB under this Agreement.
8.7	Conduct of QWI Third Party Claims

If QWI becomes aware of any claim, action or demand made against it or any member of the QWI Group by a third party (a “QWI Third Party Claim”) which may give rise to a Claim against RSDB under this Agreement:
8.7.1	QWI shall, as soon as practicable, notify RSDB giving reasonable details, so far as known to QWI, of the relevant facts and circumstances relating to the QWI Third Party Claim; and

8.7.2	QWI shall keep RSDB reasonably informed of all material developments in relation to the QWI Third Party Claim within its knowledge and not settle or make any admission of liability, agreement or compromise any claim or matter relating to the QWI Third Party Claim without written consent of RSDB, such consent not to be unreasonably withheld or delayed, save that nothing in this Clause 8.7.2 shall require QWI or any member of the QWI Group to take or refrain from taking any action (with or without the consent of RSDB) which it reasonably considers would:
(A)	materially and adversely affect the prospects, reputation, goodwill or bona fide commercial interests of QWI or any member of the QWI Group; or

(B)	put QWI or any member of the QWI Group in breach of any of its policies of insurance.
8.8	Conduct of RSDB Third Party Claims

If RSDB becomes aware of any claim, action or demand made against it or any member of the RSDB Group or any of the QWE Group Companies by a third party (a “RSDB Third Party Claim”) which may give rise to a Claim against QWI under this Agreement:
8.8.1	RSDB shall, as soon as practicable, notify QWI giving reasonable details, so far as known to RSDB, of the relevant facts and circumstances relating to the RSDB Third Party Claim; and

8.8.2	RSDB shall keep QWI reasonably informed of all material developments in relation to the RSDB Third Party Claim within its knowledge and not settle or make any admission of liability, agreement or compromise any claim or matter relating to the RSDB Third Party Claim without written consent of QWI, such consent not to be unreasonably withheld or delayed, save that nothing in this

Clause 8.8.2 shall require RSDB or any member of the Enlarged RSDB Group to take or refrain from taking any action (with or without the consent of QWI) which it reasonably considers would:
(A)	materially and adversely affect the prospects, reputation, goodwill or bona fide commercial interests of RSDB or any member of the Enlarged RSDB Group; or

(B)	put RSDB or any member of the Enlarged RSDB Group in breach of any of its policies of insurance.
9.	GUARANTEE
9.1.1	QWI unconditionally and irrevocably guarantees to RSDB the punctual discharge by QWE and QWICE of their obligations of whatever nature under this Agreement (including their liabilities to pay damages, agreed or otherwise under this Agreement) (the “Guaranteed Obligations”) and promises to pay on demand each sum (together with interest on such sum accrued both before and after the date of demand until the date of payment) which QWE or QWICE is liable to pay under this Agreement.

9.1.2	Without prejudice to the rights of RSDB against QWE and/or QWICE, QWI shall be a primary obligor and shall be deemed a principal debtor in respect of its obligations under this Agreement and not a surety.

9.1.3	Until all of the Guaranteed Obligations have been unconditionally and irrevocably discharged, QWI agrees that:
(A)	it will not make demand for the payment of any sum from QWE or QWICE connected with or in relation to the sum demanded by RSDB or claim any set-off or counterclaim against QWE or QWICE;

(B)	if QWE or QWICE is insolvent or in liquidation, QWI will not prove in any such insolvency or liquidation in competition with RSDB; and

(C)	any security taken by QWI from QWE or QWICE in consideration of this guarantee and any money received by QWI by proving in the insolvency or liquidation of QWE or QWICE, shall be held in trust absolutely for RSDB, in respect of the obligations of QWI under this guarantee.
10.	MISCELLANEOUS PROVISIONS
10.1	Further assurance
10.1.1	Each of QWI, QWE, QWICE and RSDB shall from time to time execute such documents and perform such acts and things as either of them may reasonably require to transfer the Shares and the SPV Shares to RSDB and to give the other the full benefit of this Agreement.

10.1.2	Pending registration of RSDB as owner of the Shares and the SPV Shares, QWE shall, and QWI shall procure that Canada SPV shall, exercise all voting and other rights in relation to the Shares and the SPV Shares in accordance with RSDB’s instructions.

10.2	Retention of records
10.2.1	RSDB shall, and shall procure that the relevant QWE Group Companies shall, retain for a period of 10 years from Closing (or for such longer period as may be required by law) the books, records and documents of the QWE Group Companies to the extent they relate to the period prior to Closing and shall, and shall procure that the relevant QWE Group Companies shall, allow QWI and any member of the QWI Group reasonable access to such books, records and documents, including the right to take copies, at QWI’s expense.

10.2.2	QWI shall, and shall procure that members of the QWI Group shall, retain for a period of 10 years from Closing (or for such longer period as may be required by law) any books, records and documents relating to the QWE Group Companies to the extent they relate to the period prior to Closing and are retained by the QWI Group at Closing and shall, and shall procure that the relevant members of the QWI Group shall, allow RSDB reasonable access to such books, records and documents, including the right to take copies, at RSDB’s expense.
10.3	Assignment
10.3.1	Except as otherwise expressly provided in this Agreement, including pursuant to the Pre-Closing Reorganisation, none of QWI, QWE, QWICE, Canada SPV or RSDB may without the prior written consent of QWI (for itself and on behalf of QWE, QWICE and Canada SPV) or RSDB, assign, grant any security interest over, hold on trust or otherwise transfer the benefit of the whole or any part of this Agreement.

10.3.2	Except as otherwise expressly provided in this Agreement, including pursuant to the Pre-Closing Reorganisation, neither QWI nor RSDB may, without the consent of any other Party, assign to a subsidiary the benefit of the whole or any part of this Agreement provided however that such assignment shall not be absolute but shall be expressed to have effect only for so long as the assignee remains a subsidiary of the party concerned.

10.3.3	If any assignment is made in accordance with this Clause 10.3, the assignee shall not be entitled to benefit from any greater obligation, or to receive any greater amount, than that to which the assignor would have been entitled.
10.4	Variation

No variation of this Agreement shall be effective unless in writing and signed by or on behalf of QWI (for itself and on behalf of QWE, QWICE and Canada SPV) and RSDB.
10.5	Third party rights
10.5.1	Subject to Clause 10.5.2, a person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of, or enjoy any benefit under, this Agreement.

10.5.2	Where any provision of this Agreement is, by its terms, expressed to be in favour of (whether or not together with other persons), or otherwise relates (in whole or in part) to the rights or obligations of any member of the RSDB Group or any member of the QWI Group, (whether or not together with other persons), any such member of the RSDB Group or member of the QWI Group, as the case may be, shall be entitled to enforce such term or enjoy the benefit of it pursuant to the Contracts (Rights of Third Parties) Act 1999 provided that:
(A)	a member of the RSDB Group shall only be entitled to make any claim or bring any action or proceedings to enforce any obligation of QWI which are, by virtue of this Clause 10.5, enforceable by it, through the agency of RSDB; and

(B)	a member of the QWI Group shall only be entitled to make any claim or bring any action or proceedings to enforce any obligation of RSDB which are, by virtue of this Clause 10.5, enforceable by it, through the agency of QWI.
10.6	Time of the essence

Time shall be of the essence of this Agreement both as regards any dates, times and periods mentioned and as regards any dates, times and periods which may be substituted for them in accordance with this Agreement or by agreement in writing between QWI and RSDB.
10.7	Method of payment

Wherever in this Agreement provision is made for the payment by one party to the other, such payment shall be effected by crediting for same day value the account specified by the payee to the payer reasonably in advance and in sufficient detail to enable payment by telegraphic transfer or other electronic means to be effected on or before the due date for payment.
10.8	Costs
10.8.1	Save as otherwise agreed in this Agreement, QWI shall bear all costs (excluding Tax) incurred by the QWI Group and the QWE Group in connection with the preparation, negotiation and entry into of this Agreement, the Vendor Due Diligence Report, the sale of the Shares and the SPV Shares and the preparation for and implementation of the Pre-Closing Reorganisation.

10.8.2	Save as otherwise agreed in this agreement, RSDB shall bear all costs incurred by it in connection with the preparation, negotiation and entry into of this Agreement and the Loan Agreement, the purchase of the Shares and the SPV Shares, the issue of the New Ordinary Shares and the preparation and publication of the Information Memorandum and the Prospectus.
10.9	Notarial fees, registration, stamp and transfer taxes and duties
10.9.1	RSDB shall bear the cost of all notarial fees and all registration, stamp and transfer taxes and duties or their equivalents in all jurisdictions where such fees, taxes and duties are payable as a result of the transactions contemplated by this Agreement (other than any steps comprising the Pre-Closing Reorganisation as more particularly described in Schedule 12 (Pre-Closing Reorganisation), which shall be for the account of QWI). Save in relation to the Pre-Closing Reorganisation as more particularly described in Schedule 12 (Pre-Closing Reorganisation), RSDB shall be responsible for arranging the payment of all such fees, taxes and duties, including fulfilling any administrative or reporting obligation imposed by the jurisdiction in question in connection with the payment of such taxes and duties. [INTENTIONALLY DELETED]

10.9.2	QWI shall bear the cost of all notarial fees and all registration, stamp and transfer taxes and duties or their equivalents in all jurisdictions where such fees, taxes and duties are payable as a result of any steps comprising the Pre-Closing Reorganisation as more particularly described in Schedule 12 (Pre-Closing Reorganisation). QWI shall be responsible for arranging the payment of all such fees, taxes and duties, including fulfilling any administrative or reporting obligation imposed by the jurisdiction in question in connection with the payment of such taxes and duties.
10.10	Interest
If QWI or RSDB default in the payment when due of any sum payable under this Agreement (howsoever determined) their liability shall be increased to include interest on such sum from the date when such payment is due until the date of actual payment (as well after as before judgment) at a rate per annum of 2 per cent above the average EURIBOR 1 month (EUR001M index on Bloomberg) base rate on the date that is two (2) days prior to the Relevant Date or, if no such rate is quoted on that date, on the first preceding date on which such rates are quoted, failing which, such rate as may be agreed in writing between the parties. Such rate shall reset every month during which payment remains outstanding. Such interest shall accrue from day to day.
10.11	Insurance
10.11.1	Subject to Clause 10.11.2, RSDB undertakes to QWI that if after Closing a member of the RSDB Group receives the proceeds of any insurance claim in respect of a Loss suffered by a member of the QWI Group prior to Closing, it will, as soon as reasonably practicable following such receipt, pay to the relevant member of the QWI Group an amount equal to the amount actually received less Tax (if any) payable by the relevant member of the RSDB Group in respect of such receipt.

10.11.2	RSDB shall not be obliged to pay to QWI the proceeds of any insurance claim pursuant to Clause 10.11.1 to the extent the proceeds of such insurance claim or a receivable in respect of such proceeds is included in the Closing Statement.
10.12	Release of Guarantees
10.12.1	RSDB shall use reasonable endeavours to procure by Closing or, to the extent not done by Closing, as soon as reasonably practicable thereafter, the release of QWI or any member of the QWI Group or any person connected with any of them from any securities, guarantees or indemnities given by or binding upon QWI or any member of the QWI Group or any person connected with any of them in respect of any liability of the QWE Group Companies (the “QWI Group Guarantees”). Pending such release RSDB shall indemnify QWI and any member of the QWI Group and any person connected with any of them against all amounts paid by any of them pursuant to the QWI Group Guarantees in respect of such liability of the QWE Group Companies. The provisions of Schedule 11 (RSDB Limitations of Liability) shall not apply to any claims brought by the QWI Group under this Clause 10.12.1.

10.12.2	QWI shall use reasonable endeavours to procure, by Closing or, to the extent not done by Closing, as soon as reasonably practicable thereafter, the release of each QWE Group Company from any securities, guaranties or indemnities given by or binding upon the QWI Group Company in respect of any liability of QWI or any member of the QWE Group (the “QWE Group Guarantees”). Pending such release, QWI shall indemnify RSDB and the QWE Group Companies against all amounts paid by any of them pursuant to the QWI Group Guarantees in respect of such liability of QWI or any member of the QWI Group. The provisions of Schedule 9 (QWI Limitations of Liability) shall not apply to any claims brought by RSDB under this Clause 10.12.2.
10.13	Reasonableness

Each of the Parties confirm they have received independent legal advice relating to all matters provided for in this Agreement and agree that the provisions of this Agreement are fair and reasonable.
10.14	Whole Agreement
10.14.1	This Agreement contains the whole agreement between the Parties relating to the subject matter of this Agreement at the date hereof to the exclusion of any terms implied by law which may be excluded by contract and supersedes any previous written or oral agreement between the Parties in relation to the matters dealt with in this Agreement.

10.14.2	Each Party acknowledges that it has not been induced to enter this Agreement by any representation, warranty or undertaking not expressly incorporated into it.

10.14.3	So far as is permitted by law and except in the case of fraud, each of QWI and QWE, QWICE and RSDB agree and acknowledge that their only right and remedy in relation to any warranty or undertaking made or given in connection with this Agreement shall be for breach of the terms of this Agreement to the exclusion of all other rights and remedies (including those in tort or arising under statute).

10.14.4	In Clauses 10.14.1 to 10.14.3, “this Agreement” includes the QWI Disclosure Letter, the RSDB Disclosure Letter, the Implementation Agreement, the Loan Agreement, the Deeds of Assignment and all documents entered into pursuant to this Agreement.
10.15	Notices
10.15.1	Any notice or other communication in connection with this Agreement (each, a “Notice”) shall be in writing, in the English language and delivered by hand, fax, registered post or by courier using an internationally recognised courier company.

10.15.2	A Notice to QWI, QWE, QWICE or Canada SPV shall be sent to the following address, or such other person or address as QWI may notify to the RSDB from time to time:

Address:	Quebecor World Inc.

612 St Jacques Street, Montreal, Quebec, Canada, H3C4M8

Fax:	+1 514 954 9640

Attention:	President

With a copy to:	Vice President, Legal Affairs,

Fax: +1 514 985 8834
10.15.3	A Notice to RSDB shall be sent to the following address, or such other person or address as RSDB may notify to the QWE from time to time:

Address:	RSDB N.V.

Zeverijnstraat 6, 1216 GK, Hilversum, The Netherlands

Fax:	+31 35 625 8978

Attention:	CEO

With a copy to:	Marius Josephus Jitta, Stibbe,

Fax: +31 20 546 0712
10.15.4	A Notice shall be effective upon receipt and shall be deemed to have been received at the time of delivery, if delivered by hand, registered post or courier or at the time of transmission in legible form, if delivered by fax.
10.16	Invalidity
10.16.1	If any provision in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, the provision shall apply with whatever deletion or modification is necessary so that the provision is legal, valid and enforceable and gives effect to the commercial intention of the Parties.

10.16.2	To the extent it is not possible to delete or modify the provision, in whole or in part, under Clause 10.16.1, then such provision or part of it shall, to the extent that it is illegal, invalid or unenforceable, be deemed not to form part of this Agreement and the legality, validity and enforceability of the remainder of this Agreement shall, subject to any deletion or modification made under Clause 10.16.1, not be affected.
10.17	Counterparts

This Agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. QWI, QWE, QWICE and RSDB may enter into this Agreement by executing any such counterpart.
10.18	Arbitration

Any dispute arising out of or connected with this Agreement, including a dispute as to the validity or existence of this Agreement and/or this Clause 10.18, shall be resolved by arbitration in London conducted in English by three arbitrators pursuant to the rules of the International Chamber of Commerce, save that, unless the Parties to the dispute agree otherwise, the arbitrators shall draw up, and submit to the Parties to the dispute for signature, the “Terms of Reference” within 21 days of receiving the file. The “Terms of Reference” shall not include a list of issues to be determined.
10.19	Governing law

This Agreement and the documents to be entered into pursuant to it, save as expressly referred to therein, shall be governed by and construed in accordance with English law.

IN WITNESS WHEREOF this DEED has been delivered on the date first stated above.

SIGNED and DELIVERED by	)
on behalf of RSDB N.V.	)
and thereby executed by it as a DEED:	)

SIGNED and DELIVERED by	)
on behalf of QUEBECOR WORLD EUROPE HOLDING S.A.	)
and thereby executed by it as a DEED:	)

SIGNED and DELIVERED by	)
on behalf of QUEBECOR WORLD INC.	)
and thereby executed by it as a DEED:	)

SIGNED and DELIVERED by	)
on behalf of QUEBECOR WORLD ISLANDI EHF	)
and thereby executed by it as a DEED:	)

SCHEDULE 1 — DETAILS OF THE QWE GROUP
PART 1 — PARTICULARS OF THE SHARES AND THE SPV SHARES

	Column (2) —
	Name or		Column (4) —	Column (5) —
Column (1) —	designation of	Column (3) —	Proportion of	Consideration
Name of Seller	company	Shares	share capital	(Euros)
QWE	Oberndorfer Druckerei GmbH	41,676.77 ordinary shares	100%	[INTENTIONALLY DELETED]

QWE	Helio Charleroi S.A.	1 ordinary share	100%	[INTENTIONALLY DELETED]

QWE	Helio Car S.A.	2 ordinary shares	100%	[INTENTIONALLY DELETED]

QWE	Quebecor World France S.A.	3,248,244 ordinary shares	100%	[INTENTIONALLY DELETED]

QWE	Quebecor World Scandinavia AB	5,010,000 ordinary shares	100%	[INTENTIONALLY DELETED]

QWE	Quebecor Iberica S.A.	5,093,439 ordinary shares	100%	[INTENTIONALLY DELETED]

QWE	Quebecor World (UK) Holdings Plc	23,825,245 ordinary shares and 7,000,000 participating preference shares	100%	[INTENTIONALLY DELETED]

Canada SPV	SPV	100% of share capital	100%	[INTENTIONALLY DELETED]

PART 2 — PARTICULARS OF THE SUBSIDIARIES

Name of company:	Helio Charleroi S.A.
[INTENTIONALLY DELETED]

Name of company:	Helio Car S.A.
[INTENTIONALLY DELETED]

Name of company:	Quebecor World France S.A.
[INTENTIONALLY DELETED]

Name of company:	Routage Quebecor, S.A.S.
[INTENTIONALLY DELETED]

Name of company:	BHR S.A.
[INTENTIONALLY DELETED]

Name of company:	Graphic Brochage Quebecor S.A.S.
[INTENTIONALLY DELETED]

Name of company:	Hélio Corbeil Quebecor S.A.S.
[INTENTIONALLY DELETED]

Name of company:	Quebecor World HC Holdings LLC (U.S.A.)
[INTENTIONALLY DELETED]

Name of company:	Imprimerie Blois Quebecor, S.A.S.
[INTENTIONALLY DELETED]

Name of company:	Imprimeries Didier-Quebecor, S.A.S.
[INTENTIONALLY DELETED]

Name of company:	Imprimerie Alsacienne Didier-Quebecor, S.A.S.
[INTENTIONALLY DELETED]

Name of company:	Imprimeries Fécomme-Quebecor S.A.S.
[INTENTIONALLY DELETED]

Name of company:	SCI Des Trois Tilleuls
[INTENTIONALLY DELETED]

Name of company:	Imprimeries Quebecor Services G.I.E.
[INTENTIONALLY DELETED]

Name of company:	Inter-Brochage, S.A.
[INTENTIONALLY DELETED]

Name of company:	La Loupe Quebecor, S.A.S.
[INTENTIONALLY DELETED]

Name of company:	Quebecor World Europe S.A.
[INTENTIONALLY DELETED]

Name of company:	Quebecor Ibérica, S.A.
[INTENTIONALLY DELETED]

Name of company:	Aldebaran Quebecor S.A.
[INTENTIONALLY DELETED]

Name of company:	Cayfosa-Quebecor, S.A.
[INTENTIONALLY DELETED]

Name of company:	Directo Plancha, S.A.
[INTENTIONALLY DELETED]

Name of company:	Cayfo y Associados, AIE
[INTENTIONALLY DELETED]

Name of company:	Espacio y Punto, S.A.
[INTENTIONALLY DELETED]

Name of company:	Industria Grafica Altair-Quebecor, S.A.
[INTENTIONALLY DELETED]

Name of company:	Inmodos, S.A.
[INTENTIONALLY DELETED]

Name of company:	Rotoalpha Quebecor, S.L.
[INTENTIONALLY DELETED]

Name of company:	Rotocayfo—Quebecor, S.A.
[INTENTIONALLY DELETED]

Name of company:	Quebecor World (UK) Holdings Plc
[INTENTIONALLY DELETED]

Name of company:	Quebecor World Plc
[INTENTIONALLY DELETED]

Name of company:	Hunterprint Group Plc
[INTENTIONALLY DELETED]

Name of company:	Oberndorfer Druckerei GmbH
[INTENTIONALLY DELETED]

Name of company:	AHC Holding GmbH
[INTENTIONALLY DELETED]

Name of company:	QWI Vermögensverwaltung GmbH
[INTENTIONALLY DELETED]

Name of company:	Helprint Quebecor Oy
[INTENTIONALLY DELETED]

Name of company:	Quebecor World Scandinavia AB
[INTENTIONALLY DELETED]

Name of company:	Quebecor World Norden AB
[INTENTIONALLY DELETED]

Name of company:	Sörmlands Grafiska Quebecor AB
[INTENTIONALLY DELETED]

Name of company:	Interprint Quebecor AB
[INTENTIONALLY DELETED]

Name of company:	Tryckeri AB Smaland Quebecor
[INTENTIONALLY DELETED]

Name of company:	AB Danagards Grafiska
[INTENTIONALLY DELETED]

SCHEDULE 2 — DETAILS OF QWE GROUP PROPERTIES AND MACHINERY

Column (4) —
Column (1) —	Column (2) —	Column (3) —	Machinery located at
Address of Property	Freehold / Leasehold	Freehold Owner	the Property
Finca 33 & Finca 34-C-1	Freehold	Industria Grafica	[INTENTIONALLY
Poligono 10 al Sitio des		Altair-Quebecor S.A.	DELETED]
“Trazón sin Hueso”/
Ctra.N—IV
desvio Seseña km 2,700
45223 Seseña (Toledo)
Spain

Zoning Industriel —	Freehold	Helio Charleroi S.A	[INTENTIONALLY
Avenue de Spirou 23			DELETED]
B 6220 FLEURUS
Belgium

Zoning Industriel — Avenue	Freehold	Helio Charleroi S.A.	[INTENTIONALLY
de Spirou 24			DELETED]
B 6220 FLEURUS
Belgium

Plant 2	Freehold	Quebecor World plc	[INTENTIONALLY
Oakley Hay Industrial Park			DELETED]
15 Saxon Way
East Corby NN18 9EX
United Kingdom

Plant 1	Freehold	Quebecor World plc	[INTENTIONALLY
Oakley Hay Industrial Park			DELETED]
1 Saxon Way
East Corby NN18 9EX
United Kingdom

Porrassalmenkatu 71	Freehold	Helprint Quebecor Oy	[INTENTIONALLY
50100 Mikkeli			DELETED]
Finland

Högmossevägen 7, SE-641 82	Freehold	Sormlands Grafiska	[INTENTIONALLY
Katrineholm		Quebecor AB	DELETED]
Sweden

Column (4) —
Column (1) —	Column (2) —	Column (3) —	Machinery located at
Address of Property	Freehold / Leasehold	Freehold Owner	the Property
111 Avenue de Vendôme	Freehold	Imprimerie Blois	[INTENTIONALLY
41000 Blois		Quebecor S.A.S.	DELETED]
France

Route de la Ferté sous Jouarre	Freehold	Imprimerie	[INTENTIONALLY
77440 Mary sur Marne		Didier-Quebecor S.A.S.	DELETED]
France

Parc de Pontillault	Freehold	BHR S.A.	[INTENTIONALLY
77340			DELETED]
Pontault
Combault

Rue Robert Estienne	Freehold (Land only)	Imprimerie	[INTENTIONALLY
Zone Industrielle Est		Didier-Quebecor S.A.S.	DELETED]
60400 Noyon
France

Z1 — Route de Verneuil “Les	Freehold	La Loupe Quebecor S.A.S.	[INTENTIONALLY
Grands Prés”			DELETED]
28240 La Loupe
France

7 Rue Du General Leclerc	Freehold	Helio Corbeil	[INTENTIONALLY
Allées Aristide Briand		Quebecor S.A.S.	DELETED]
Felicien R
91000 Corbeil
France

38 rue de la Gabrielle	Freehold	Imprimerie Fecomme	[INTENTIONALLY
Prolongée		Quebecor S.A.S.	DELETED]
77410 Claye Souilly
France

Parc de Pontillault	Freehold (Finance Lease)	Graphic Brochage	[INTENTIONALLY
77340 Pontault		Quebecor S.A.S.	DELETED]
Combault
France

Column (4) —
Column (1) —	Column (2) —	Column (3) —	Machinery located at
Address of Property	Freehold / Leasehold	Freehold Owner	the Property
Routage Quebecor	Freehold	Routage	[INTENTIONALLY
Rue des Epinettes		Quebecor	DELETED]
77600 Bussy		S.A.S
St. Martin

Route d’Echampeu Lizy S/Ourcq	Freehold	Inter Brochage S.A.	[INTENTIONALLY DELETED]
77440 Lizy s/Ourcq
France

12 rue Enrico Fermi	Leasehold	Quebecor World France S.A.	[INTENTIONALLY
ZA Parc de l’Esplanade			DELETED]
77400 St—Thibault des Vignes
France

4 rue des Frères Lumière	Leasehold	Imprimeries Quebecor Services G.I.E.	[INTENTIONALLY DELETED]
67201 Eckbolsheim
France

6 allée Lakanal	Leasehold	Imprimeries Quebecor	[INTENTIONALLY
59650 Villeneuve d’Ascq		Services G.I.E.	DELETED]
France

Rue de Luxembourg	Leasehold	BHR Quebecor S.A.S	[INTENTIONALLY
Parc de Pontillault			DELETED]
77 340 Pontault Combault
France

Sörmlands Grafiska	Leasehold	Kungsleden Fastighets AB	[INTENTIONALLY
Quebecor AB (sales office)			DELETED]
Månskärsvägen 9
SE —141 75 Kungens Kurva
Sweden

Box 398/ Skolgatan 31	Leasehold	Helgesson	[INTENTIONALLY
503 12 Borås		Konsult AB	DELETED]
Sweden

Column (4) —
Column (1) —	Column (2) —	Column (3) —	Machinery located at
Address of Property	Freehold / Leasehold	Freehold Owner	the Property
Torggatan 19	Leasehold	Helgesson	[INTENTIONALLY
50312 Borås		Konsult AB	DELETED]
Sweden

Pursimiehenkatu 26—30	Freehold	Helprint Quebecor Oy	[INTENTIONALLY
00150 Helsinki			DELETED]
Finland

Högmossevägen 11	Leasehold	Högmossen	[INTENTIONALLY
Katrineholm		Fastigheter AB	DELETED]
Sweden

Mimers väg 12	Leasehold	Tegelstader Bygg AB	[INTENTIONALLY
Katrineholm			DELETED]
Sweden

Ölandsgatan 6	Leasehold	Tegelstader Bygg AB	[INTENTIONALLY
Katrineholm,			DELETED]
Sweden

Storgatan 196	Leasehold	Tegelstader Bygg AB	[INTENTIONALLY
Katrineholm,			DELETED]
Sweden

calle Julián Camarillo 29	Leasehold	Papyrus Renting, S.L.	[INTENTIONALLY
D2 — bajo			DELETED]
28037 Madrid
España

Crta. De Caldes km 3,700	Leasehold	Depósitos y Espacios	[INTENTIONALLY
08130 Santa Perpetua de Mogoda		Santa Perpetua S.A	DELETED]
Barcelona
España

Oberndorfer Druckerei GmbH	Leasehold	Laber Holding Ges. m.b.H	[INTENTIONALLY
Mittergöming 12		Michael-Rottmayr-Straße 44	DELETED]
A—5110 Oberndorf bei Salzburg		A-5110 Oberndorf
Austria

Column (4) —
Column (1) —	Column (2) —	Column (3) —	Machinery located at
Address of Property	Freehold / Leasehold	Freehold Owner	the Property
6 rue des Epinettes	Freehold Finance Lease	Quebecor World France S.A.	[INTENTIONALLY
77200 Torcy			DELETED]
France

21 rue Jean Mentelin	Freehold Finance Lease	Imprimerie Alsacienne	[INTENTIONALLY
Strasbourg		Didier-Quebecor S.A.	DELETED]
France

10 rue Ernest Sarron	Freehold	Imprimerie Fecomme	[INTENTIONALLY
Claye Souilly		Quebecor S.A.S.	DELETED]
France

SCHEDULE 3 — DETAILS OF THE RSDB GROUP
PART 1 — PARTICULARS OF RSDB

Name of company:	RSDB N.V.
Registered number:	32017953

Registered office:	RSDB Holding
	Zeverijnstraat 6
	1216 GK Hilversum
	P.O. Box 507
	1200 AM Hilversum

Date and place of incorporation:	Dutch company incorporated under the laws of The Netherlands

Authorised share capital:	8,500,000 ordinary shares with a nominal value of €5 each and 8,500,000 preference shares with a nominal value of €5 each

Issued share capital:	3,290,275 Ordinary Shares 3,143 Treasury Shares

Significant shareholders and percentage	Laxey Partners Ltd	16.0%
of issued ordinary share capital held	Riva Investments BV	15.3%
(based on information notified to the	VNU NV	13.5%
RSDB and excluding treasury shares):	ING Groep NV	12.1%
	Bestinver	10.9%
	Marsala BV	6.8%

Supervisory Board members:	D J Montgomery
	A P Lugt
	H C A Groenen
	HCP Noten

Managing Director:	J P Caris

Secretary:	F Vaessen

PART 2 — DETAILS OF THE RSDB GROUP
Roto Smeets De Boer Holding BV
Sales offices
Roto Smeets BV
Roto Smeets Belgium NV/SA
Stamp BVBA
Roto Smeets Denmark A/S
Roto Smeets Deutschland GmbH
Media Extra NV
Roto Smeets France SA
Roto Smeets Ltd.
Roto Smeets Sweden AB
Print Productions
Roto Smeets Deventer BV
Roto Smeets Etten BV
Roto Smeets Utrecht BV
Van Boekhoven Services BVBA
Roto Smeets Weert BV
Senefelder Misset BV
Periodieken Services Holland BV
Roto Smeets Grafi Services Eindhoven BV
Roto Smeets Grafi Services Utrecht BV
Roto Smeets Grafi sche Nabewerking BV
De Wit Grafi sche Projecten BV
Nadruk Binders met een Accent BV
Rotopack BV
Roto Smeets Services BV
Antok Nyomdaipari Kft.
Marketing Communications
Drukkerij H. van der Marck BV
Media Partners Group BV
dem communications BV
Draft Artwork & Designhouse NV
InBetween Marketing Services BV
2organize BV
Leads to Loyals BV
Logic Use BV
Minority participations
Business Media BV
Axon Publishing Ltd.
Discontinued operations
RSDB Beheer BV
Henkes Senefelder BV
Roto Smeets De Boer Personeels BV
Vlasveld Drukkers Holding BV

SCHEDULE 4 — QWI SENIOR MANAGEMENT
Wes Lucas
Jacques Mallette
William Glass
Marc Beaulieu
Michel Guichard
Yvan Lesniak
Paul Jones
Carmen Abarca
Alan Strachan
Enrique Lopez
Jose Maria Camacho
Harri Sundell
Seppo Rantala
Andrew Parker
Hans Engström
Erwin Loderbauer
Jean-Pierre Abels
Jean-Lucien Cousquer

SCHEDULE 5 — RSDB SENIOR MANAGEMENT
John Caris
Edwin Bouwman
Jac Kars
Leo van Gelder

SCHEDULE 6 – CLOSING OBLIGATIONS
1.	GENERAL OBLIGATIONS

1.1	QWE general obligations
On Closing, QWE shall deliver or make available to RSDB the following:
1.1.1	a copy of the minutes of a meeting of the directors of QWE authorising QWE to enter into and perform its obligations under this Agreement, certified to be a true and complete copy;

1.1.2	the Local Transfer Documents (if any) duly executed by QWE;

1.1.3	a certified true copy of the minutes of a shareholders’ meeting of each QWE Group Company giving effect to such appointments and/or resignations of directors, secretaries and other officers as RSDB may reasonably request, in a timely fashion prior to Closing and provided that local legal board representation requirements shall be met at all times;

1.1.4	evidence of title to all of the Shares where the transferor is not registered on the relevant companies register;

1.1.5	declaration of trust of directors holding shares in Quebecor World France S.A., Inter-Brochage S.A, Quebecor World Europe S.A. and BHR S.A.;

1.1.6	an irrevocable power of attorney in the name of RSDB and/or its nominee from QWE and any QWI employee who holds shares in a QWE Group Company relating to the exercise of rights in respect of the Shares pending their registration; and

1.1.7	a notice of resignation of the existing auditors of QWE and each of the QWE Group Companies containing a statement that there are no circumstances connected with such resignation which the auditors consider should be brought to the attention of the members or creditors of the relevant QWE Group Company.
1.2	Canada SPV general obligations
On Closing, QWI shall procure that Canada SPV delivers or makes available to RSDB the following:
1.2.1	any Local Transfer Documents duly executed by Canada SPV;

1.2.2	a copy of the minutes of a shareholders’ meeting of SPV giving effect to such appointments and/or resignations of directors, secretaries and other officers as RSDB may reasonably request, certified to be a true copy; and

1.2.3	an irrevocable power of attorney from Canada SPV relating to the exercise of rights in respect of the SPV Shares pending their registration in the name of RSDB and/or its nominee.

1.3	QWE and Canada SPV general obligations
QWE shall, and QWI shall procure that Canada SPV shall, transact the following business at meetings of the directors of the QWE Group Companies:
1.3.1	the directors of such QWE Group companies shall approve registration of the transfers of the Shares and the SPV Shares to RSDB or its nominee and the entry of the transferees in the register of members of each relevant QWE Group Company, in each case subject only to the transfers being presented duly stamped;

1.3.2	all existing mandates for the operation of the bank accounts of the QWE Group Companies shall be revoked and new mandates issued giving authority to persons nominated by RSDB, provided that such nominees shall be communicated to QWE and QWI/Canada SPV in a timely fashion prior to Closing; and

1.3.3	the dismissal of the currently appointed auditors of each QWE Group Company and the appointment of Ernst & Young as the auditors of the same.
1.4	QWI general obligations
On Closing, QWI shall deliver or make available to RSDB the following:
1.4.1	a copy of the minutes of a meeting of the directors of QWI authorising QWI to enter into and perform its obligations under this Agreement, certified to be a true and complete copy;

1.4.2	a certificate signed by a duly authorised officer of QWI confirming the completion of the Pre-Closing Reorganisation;

1.4.3	evidence of QWI’s satisfaction and/or waiver of Conditions 4.2.1, 4.2.4, 4.4.4 and 4.4.6 of the Implementation Agreement; and

1.4.4	a Deed of Assignment duly executed by QWI in relation to the QWI France 1 Promissory Note and the QWI France 2 Promissory Note.
1.5	QWICE general obligations
On Closing, QWICE shall deliver or make available to RSDB the following:
1.5.1	a copy of the minutes of a meeting of the directors of QWICE authorising QWICE to enter into and perform its obligations under this Agreement, certified to be a true and complete copy; and

1.5.2	Deed of Assignment, duly executed by QWICE, in relation to the QWICE Belgium Promissory Note.
1.6	RSDB general obligations
On Closing, RSDB shall deliver or make available to QWI the following:
1.6.1	copies of the minutes of a meeting of the Management Board and Supervisory Board of RSDB authorising RSDB to enter into and perform its obligations under this Agreement, and evidencing the respective boards adopting the new rules of the Management Board and Supervisory Board as set out in Schedules 5, 6, and 7 to the Implementation Agreement certified to be true and complete copies;
1.6.2	evidence that one current member of the Supervisory Board has resigned with effect from the Closing Date in accordance with Clause 6.2.1(A) of the Implementation Agreement;

1.6.3	a certified copy of the minutes of the Shareholders Approval Meeting confirming shareholder approval for the Transaction and adopting the Resolutions;

1.6.4	the Local Transfer Documents (if any) duly executed by RSDB;

1.6.5	evidence of the RSDB’s satisfaction and/or waiver of Conditions 4.4.1, 4.4.2, 4.4.3 and 4.4.6 of the Implementation Agreement; and

1.6.6	evidence of execution of the deed of amendment of the New Articles of Association.
1.7	RSDB payment obligations
On Closing, RSDB shall pay by electronic transfer to the account(s) of QWI, QWE and Canada SPV nominated in accordance with Clause 5.1.2 (who are hereby irrevocably authorised to receive the same):
1.7.1	the total of the amounts shown in Column (5) of Part 1 of Schedule 1 (Details of the QWE Group); and

1.7.2	€150 million plus or minus (as the case may be) the Estimated Working Capital Adjustment and plus or minus (as the case may be) the Estimated Closing Net Indebtedness, together the “Closing Cash Payment”, and receipt of the total of such amounts in cleared funds in the nominated account(s) before 17.00 CET on the date of Closing, or such later time as QWE and Canada SPV may agree, shall constitute a valid discharge of the RSDB’s obligations under Clause 3.1.1 and 3.1.3 (insofar as it relates to payment of the Closing Cash Payment).
1.8	RSDB obligations in relation to the issue of the New Ordinary Shares
On Closing:
1.8.1	RSDB’s management board and supervisory board shall take all necessary steps to issue the New Ordinary Shares; and

1.8.2	RSDB shall take all necessary actions to include the New Ordinary Shares into the book entry system of Euroclear Nederland no later than as of Closing.
2.	TRANSFER OF THE SHARES AND THE SPV SHARES AND ASSIGNMENT OF THE PROMISSORY NOTES

2.1	Transfer of the Shares
On Closing, QWE and RSDB shall and QWI shall procure that Canada SPV shall take such steps as are required to transfer the Shares and the SPV Shares. In particular, QWE shall and QWI shall procure that Canada SPV shall cause the relevant QWE Group Companies to register the transfer of the Shares and the SPV Shares pursuant to this Agreement in the share registers of the relevant QWE Group Companies and the SPV, reflecting the transfer of the Shares and the SPV Shares to RSDB and the cancellation of the share certificates, if any, issued to QWE or Canada SPV, as the case may be, in a form complying with applicable law.
2.2	Assignment of the Promissory Notes
On Closing, QWI and QWICE shall assign the Promissory Notes to RSDB for which purpose QWI and QWICE shall execute in favour of RSDB and deliver to RSDB the Deeds of Assignment in respect of the Promissory Notes. All or part of the consideration for the QWI France 1 Promissory Note and the QWI 2 France Promissory Note shall be set-off with QWI’s obligation to pay-up the New Ordinary Shares in the same amount.
3.	FURTHER OBLIGATIONS

3.1	General obligations
QWE shall deliver or make available to RSDB the following, insofar as they relate to the QWE Group Companies:
3.1.1	the written resignations with effect as from the Closing Date in the Agreed Terms (and legalised by a notary where required) of each of those persons who RSDB shall, consistent with the terms of the Implementation Agreement reasonably request from the office or position specified in such request to take effect on the Closing Date;

3.1.2	in each case where the said information is not in the possession of the relevant QWE Group Company, the corporate books and records, duly written up-to-date, including the shareholders’ register and share certificates in respect of the QWE Group Companies, and all other books and records, all to the extent required to be kept by each QWE Group Company under the law of its jurisdiction of incorporation; and

3.1.3	evidence as to:
(A)	the acceptance by shareholders or the directors of each of the relevant QWE Group Companies of the resignations referred to in paragraph 3.1.1 and of the appointment of such persons to take effect on Closing (within the maximum number permitted by the constitutional documents of the QWE Group Company concerned) as RSDB may, consistent with the terms of the Implementation Agreement, nominate as directors and (if relevant) secretary; and

(B)	the acknowledgement by the board of directors of each relevant QWE Group Company of the transfer of the Shares to RSDB, where such acceptance or approval is required by law or under the constitutional documents of the QWE Group Company concerned.

SCHEDULE 7 – CLOSING STATEMENT
PART 1 – PREPARATION OF THE CLOSING STATEMENT
1.	FORM AND CONTENT OF CLOSING STATEMENT AND CLOSING ACCOUNTS

1.1	The Closing Statement shall be drawn up in the form set out in Part 2 of this Schedule 7, and in accordance with the principles described in this Part 1 and is to be derived from the Closing Accounts.

1.2	For the purposes of determining Estimated Cash Balances, Estimated Closing Net Indebtedness, Estimated Working Capital, Cash Balances, Closing Net Indebtedness and Working Capital, the principles described in this paragraph shall apply:
1.2.1	paragraphs 1.3, 2 and 3 and Parts 3 to 6 of this Schedule 7 set out the intention and agreement of QWI and RSDB with regard to the allocation of various financial items (by reference to the amounts of such financial items in the Interim Accounts) between the categories of Working Capital and Closing Third Party Indebtedness; and

1.2.2	QWI and RSDB acknowledge and agree that, to extent of any inconsistency between the provisions of this Schedule 7 (and the principles of allocation reflected herein) and any other provision of this Agreement relating to or otherwise affecting the allocation of any financial item as between any of the items referred to in this paragraph 1.2, the provisions of this Schedule 7 shall prevail.
1.3	The Cash Balances and Third Party Indebtedness shall not be taken into account in calculating the Working Capital. No account shall be taken of deferred tax.

1.4	The Closing Accounts shall be prepared in the same format as the Year End Accounts and shall be drawn up within 45 days of Closing and shall be audited by the Reporting Accountants.

2.	ACCOUNTING POLICIES

2.1	The Closing Statement shall be drawn up in accordance with:
2.1.1	the Accounting Policies applied on a consistent basis;

2.1.2	to the extent not inconsistent with paragraph 2.1.1, the accounting policies, procedures and practices adopted in the Year End Accounts, applied on a consistent basis; and

2.1.3	to the extent not inconsistent with paragraphs 2.1.1 and 2.1.2, the accounting principles generally accepted in Canada except for Tax provisions, which are to be recorded in local GAAP.
2.2	The Closing Statement shall be drawn up as at close of business in The Netherlands at the date on which Closing takes place. No account shall be taken of events taking place after the close of business in The Netherlands upon the date of Closing and regard shall only be had to information available to the parties to this Agreement at such time.

2.3	The Closing Statement shall be expressed in Euro amounts in other currencies shall be translated into Euro in accordance with Clause 1.9.

3.	PREPARATION

3.1	No later than 60 days following Closing, RSDB shall deliver to QWI the Draft Closing Statement. Prior to such delivery, RSDB shall so far as is practicable consult with QWI with a view to reducing the potential areas of disagreement.

3.2	If QWI do not, within 30 days of presentation to them of the Draft Closing Statement give notice to the Purchaser that they disagree with the Draft Closing Statement or any item thereof, such notice stating the reasons for the disagreement in reasonable detail and specifying the adjustments which, QWI’s opinion should be made to the Draft Closing Statement (the “QWI Disagreement Notice”), the Draft Closing Statement shall be final and binding on the parties for all purposes. If QWI gives a valid QWI Disagreement Notice within such 30 days, RSDB shall keep up to date and, subject to reasonable notice, make available to QWI’s representatives and QWI’s accountants all books and records relating to the QWE Group Companies during normal office hours during the period from the date of QWI’s Disagreement Notice until the date on which such disagreement is resolved. QWI and RSDB shall attempt in good faith to reach agreement in respect of the Draft Closing Statement and, if they are unable to do so within 21 days of such notification, QWI or RSDB may by notice to the other require that the Draft Closing Statement be referred to the Reporting Accountants (an “Appointment Notice”).

3.3	The Reporting Accountants shall be engaged jointly by QWI and RSDB on the terms set out in this paragraph 3 and otherwise on such terms as shall be agreed, provided always that neither QWI nor RSDB shall unreasonably (having regard, inter alia, to the provisions of this paragraph 3) refuse their agreement to terms proposed by the Reporting Accountants or by the other party. If the terms of engagement of the Reporting Accountants have not been settled within 30 days of their identity having been determined (or such longer period as QWI and RSDB may agree) then, unless QWI or RSDB are unreasonably refusing its agreement to those terms, those accountants shall be deemed never to have become the Reporting Accountants and new Reporting Accountants shall be selected by QWI and RSDB within seven days of a notice by one to the other requiring such agreement or failing such agreement to be nominated on the application of either of them by or on behalf of the president for the time being of the Canadian Institute of Chartered Accountants.

3.4	Except to the extent that QWI and RSDB agree otherwise, the Reporting Accountants shall determine their own procedure but:
3.4.1	apart from procedural matters and as otherwise set out in this Agreement shall determine only:
(A)	whether any of the arguments for an alteration to the Draft Closing Statement put forward in the QWI’s Disagreement Notice are correct in whole or in part; and

(B)	if so, what alterations should be made to the Draft Closing Statement in order to correct the relevant inaccuracy in it;
3.4.2	shall apply the principles set out in paragraph 2 of Part 1 of this Schedule 7;

3.4.3	shall make their determination pursuant to paragraph 3.4.1 above as soon as is reasonably practicable;

3.4.4	the procedure of the Reporting Accountants shall:
(A)	give QWI and RSDB a reasonable opportunity to make written representations to them;

(B)	require that each party supply the other with a copy of any written representations at the same time as they are made to the Reporting Accountants; and

(C)	for the avoidance of doubt, the Reporting Accountants shall not be entitled to determine the scope of their own jurisdiction.
3.5	The Reporting Accountants shall send QWI and RSDB a copy of their determination pursuant to paragraph 3.4.1 within one month of their appointment. Such determination shall be made in writing and, unless otherwise agreed by QWI and RSDB, shall include reasons for each relevant determination.

3.6	The Reporting Accountants shall act as experts and not as arbitrators and their determination of any matter falling within their jurisdiction shall be final and binding on QWI and RSDB save in the event of manifest error (when the relevant part of their determination shall be void and the matter shall be remitted to the Reporting Accountants for correction). In particular, without limitation, their determination shall be deemed to be incorporated into the Draft Closing Statement.

3.7	The expenses (including VAT) of the Reporting Accountants shall be borne as they shall direct at the time they make any determination under paragraph 3.4.4(A) or, failing such direction, equally between RSDB, on the one hand, and QWI, on the other.

3.8	QWI and RSDB shall co-operate with the Reporting Accountants and comply with their reasonable requests made in connection with the carrying out of their duties under this Agreement. In particular, without limitation, RSDB shall keep up-to-date and, subject to reasonable notice, make available to QWI’s representatives, QWI’s accountants and the Reporting Accountants all books and records relating to the Group during normal office hours during the period from the appointment of the Reporting Accountants down to the making of the relevant determination.

3.9	Each party and the Reporting Accountants shall, and shall procure that its accountants and other advisers shall, keep all information and documents provided to them pursuant to this paragraph 3 confidential and shall not use the same for any purpose, except for disclosure or use in connection with the preparation of the Draft Closing Statement, the proceedings of the Reporting Accountants or another matter arising out of this Agreement or in defending any claim or argument or alleged claim or argument relating to this Agreement or its subject matter.

PART 2 — FORM OF CLOSING STATEMENT (1)

Working Capital (2)	€ [INTENTIONALLY DELETED]

Retooling Reserve (3)	€ [INTENTIONALLY DELETED]

Closing Net Indebtedness	€ [INTENTIONALLY DELETED]

Cash Balances	€ [INTENTIONALLY DELETED]

Net Indebtedness (4)	€ [INTENTIONALLY DELETED]

Notes:

(1)	The amounts inserted in this Part 2 have been inserted by reference to the position as at June 30 2007 to illustrate the intended operation of the provisions of this Agreement in relation to the preparation of the Closing Statement.

(2)	Derived from Part 3 of Schedule 7.

(3)	Derived from Part 6 of Schedule 7.

(4)	Derived from Part 3 of Schedule 7.

PART 3 — BALANCE SHEET BREAKDOWN
[INTENTIONALLY DELETED]

		Transferred			Total derived
Assets as of June 30, 2007	Working	with no	Inter-company	Net	from Interim
(in thousands of Euro)	Capital	adjustment	loans	indebtedness	Accounts

Liabilities & Shareholders
deficiency as of June 30,		Transferred
2007	Working	with no	Inter-company	Net
(in thousands of Euro)	Capital	adjustment	loans	indebtedness	Total

PART 4 — WORKING CAPITAL BREAKDOWN (1)
[INTENTIONALLY DELETED]
PART 5 — NOTES TO THE BALANCE SHEET
[INTENTIONALLY DELETED]
PART 6 — RETOOLING RESERVE (1)
[INTENTIONALLY DELETED]

PART 7 — ACCOUNTING POLICIES
(a)	Principles of consolidation
The consolidated financial statements include the accounts of Quebecor World European Holding S.A. and all its subsidiaries (the “Company”) and are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).
(b)	Use of estimates
The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses, and disclosure of contingent assets and liabilities. Financial results as determined by actual events could differ from those estimates.
Examples of significant estimates include: key economic assumptions used in determined the allowance for doubtful accounts and some of the amounts accrued for restructuring and other charges; the composition of future income tax assets; the useful life of property, plant and equipment; actuarial and economic assumptions used in determining pension costs, accrued pension benefits obligations and pension plan assets; provisions and contingencies, and the assumptions used in impairment tests on long-lived assets and goodwill.
(c)	Foreign current translation
The Company’s functional currency is the U.S. dollar and its reporting currency for the presentation of its consolidated financial statements is the Euro for the purpose of the Transaction.
Financial statements of self-sustaining foreign operations are translated using the rate in effect at the balance sheet date for asset and liability items and the average exchange rates during the year for revenues and expenses. Adjustments arising from this translation are deferred and recorded in translation adjustment and are included in income only when a reduction in the investment in these foreign operations is realized.
Other foreign currency transactions are translated using the temporal method. Translation gains and losses are included in financial expenses.
(d)	Revenue recognition
The Company provides a wide variety of print and print-related services to its customers, which usually require that the specifics be agreed upon prior to undertaking the process. Substantially all of the Company’s revenues are derived from commercial printing and related services.
Revenue is principally recognized when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists, services have been rendered, the price of the transaction is fixed or determinable and collectability is reasonably assured.
Services are sold either stand-alone or together as a multiple deliverables arrangement. Certain deliverables of multiple service arrangements are separately accounted for, provided the delivered elements have stand-alone value to the customer and the fair value of any undelivered elements can be objectively and reliably determined. These identifiable deliverables include pre-media services, printing and related services and delivery. For arrangements which include multiple deliverables and for which the criteria for recognition as a multiple arrangements are met, the total contract value is allocated to each deliverable based on its relative fair value. Where the criteria are not met, it is recognized as a single unit of accounting, according to revenue recognition criteria stated above.
Contract revenue is recognized using the proportional performance method on the basis of output at the pro-rata billing value of work completed. Contract revenues that do not meet the criteria for proportional performance method are recorded when the performance of the agreed services is achieved.
Revenue is presented in the consolidated statements of income, net of rebates, discounts, and amortization of contract acquisition costs. Provisions for estimated losses, if any, are recognized in the period in which the loss is determinable.
(e)	Contract acquisition costs
Contract acquisition costs consist of cash payments, free services, or accruals related to amounts payable or credits owed to customers in connection with long-term agreements. Contract acquisition costs are generally amortized as reductions of revenue ratably over the related contract term or as related sales volume are recognized. Whenever events or changes occur that impact the related contract, including significant declines in the anticipated profitability, the Company evaluates the carrying value of the contract acquisition costs to determine whether impairment has occurred. These costs are included in other assets in the consolidated balance sheets.
(f)	Cash and cash equivalents
Cash and cash equivalents consist of highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value.
(g)	Sales of trade receivables
Transfers of trade receivables under the Company’s asset securitization program are recognized as sales when the Company is deemed to have surrendered control over the trade receivables. Any gains or losses on the sale of trade receivables are calculated by comparing the carrying amount of the trade receivables sold to the sum of total proceeds on the sale and the fair value of the retained Interest in such receivables on the date of transfer. The fair value of the retained interest, if any, would approximate its carrying value given the short-term nature of associated cash flows. Costs, including gains or losses on the sale of trade receivables, are recognized in income in the period incurred and included in securitization fees in the consolidated statements of income.
(h)	Inventories
Raw materials and supplies are measured at the lower of cost, using the first-in, first-out method and market value, being replacement cost.
Work-in-progress is measured at the pro-rata billing value for work completed as a result of print services for which revenues have been recognized under the proportional performance method. When the criteria have not been met to allow for recognition of revenue, related work in progress is measured as direct costs are incurred.

(i)	Investment in a joint venture
The Company accounts for its investment in a joint venture using the proportionate consolidation method. The joint ventures represent a negligible portion of the Company’s operations.
(j)	Property, plant and equipment
Property, plant and equipment are stated at cost. Cost represents acquisition or construction costs including preparation, installation, testing costs and interest incurred with respect to property, plant and equipment until they are ready for commercial production.
Depredation is calculated using the straight-line method over the estimated useful lives as follows:

Assets	Estimated useful lives

Building	15 to 40 years
Machinery and equipment	3 to 18 years
Leasehold improvements	Lesser of the term of the lease or useful life

(k)	Goodwill
Goodwill is tested for impairment annually in April for all of the Company’s reporting unit, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared to its fair value. When the fair value of a reporting unit exceeds its carrying amount, the goodwill of the reporting unit is considered not to be impaired and the second step is not required. The second step of the impairment test is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared to its carrying amount to measure the amount of the impairment, if any. When the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment is recognized in an amount equal to the excess.
(l)	Income taxes
The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment or substantive enactment date. A valuation allowance is established, if necessary, to reduce any future income tax asset to an amount that is more likely than not to be realized.
(m)	Stock-based compensation plan
Certain employees of the Company participate in QWI’s stock-based compensation plan. The Company uses the fair value based method of accounting for all QWI’s stock options granted to its employees, whereby a compensation expense is recognized over the vesting period of the options, with a corresponding increase to contributed surplus. The Company records compensation cost on the best available estimate of the number of options that are expected to vest and revises that estimate, if subsequent information indicates that actual forfeitures are likely to differ from initial estimates.
(n)	Employee future benefits
Pension plan costs are determined using actuarial methods and are funded through contributions determined in accordance with the projected benefit method pro rated on service, which incorporates management’s best estimate of the future salary levels, other cost escalations, retirement ages of employees and other actuarial factors.
The initial net transition asset, prior service costs and amendments are amortized on a straight-line basis over the expected average remaining service lives of the active employees covered by the plans, which ranges from approximately 10 to 15 years. Cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the benefit obligation or fair value of plan assets are amortized over the expected average remaining service life of active employees covered by the plans.
For the purpose of calculating the expected return on plan assets, those assets are valued at market value, based on a combination of rigorous historical performance analysis and the forward-looking views of the financial markets as revealed through the yield on long-term bonds and the price-to-earnings ratios of the major stock market indices.
When an event gives rise to both a curtailment and a settlement, the curtailment is accounted for prior to the settlement.
(o)	Environmental expenditures
Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are likely, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.
(p)	Impairment of long-lived assets
The Company reviews long-lived assets whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment is recognized when the carrying amount of a group of assets held for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. Measurement of an impairment is based on the amount by which the carrying amount of a group of assets exceeds its fair value. Fair value is determined using quoted market prices, when available, or accepted valuation techniques such as an estimate of the discounted future cash flows.
(q)	Asset retirement obligations
Legal obligations associated with site restoration costs on the retirement of property are recognized in the period in which they are incurred. The obligations are initially measured at fair value and an equal amount is recorded to other long-term assets. Over time, the discounted asset retirement obligations accrete due to the increase in the fair value resulting from the passage of time. This accretion amount is charged to income. The initial costs are depreciated over the useful life of the related property or the remaining leasehold engagement when applicable.

SCHEDULE 8 — QWI WARRANTIES
1.	CORPORATE INFORMATION
[INTENTIONALLY DELETED]
2.	AUTHORITY, CAPACITY AND COMPLIANCE
[INTENTIONALLY DELETED]
3.	CONSTITUTIONAL DOCUMENTS, CORPORATE REGISTERS AND MINUTE BOOKS
[INTENTIONALLY DELETED]
4.	ACCOUNTS
[INTENTIONALLY DELETED]
5.	INSOLVENCY
[INTENTIONALLY DELETED]
6.	PROPERTIES
[INTENTIONALLY DELETED]
7.	LITIGATION
[INTENTIONALLY DELETED]
8.	DISCLOSURE

8.1	All statements with respect to QWI, QWICE, QWE, Canada SPV and the QWE Group contained in the Information Memorandum and the Prospectus will be true and accurate in all material respects and not misleading in any material respect. The Information Memorandum and the Prospectus will not omit to state a fact necessary in order to make the statements with respect to QWI, QWICE, QWE, Canada SPV and the QWE Group therein, in the light of the circumstances under which they were made, not misleading in any material respect.

8.2	Any opinions with respect to QWI, QWICE, QWE, Canada SPV and the QWE Group expressed in the Information Memorandum and the Prospectus to be held by QWI Senior Management will be honestly held by QWI Senior Management, will have been reached after considering those circumstances which it would be reasonable to consider and will be based on reasonable assumptions and will have been made after due and careful consideration and enquiry.
8.3	All reasonable enquiries of QWI Senior Management will have been made by QWI to ascertain the facts, information and statements with respect to QWI, QWICE, QWE, Canada SPV and the QWE Group contained in the Information Memorandum and Prospectus and to verify the accuracy of such facts, information and statements.

SCHEDULE 9 — QWI, QWE, QWICE AND CANADA SPV LIMITATIONS ON LIABILITY
1.	EXCLUSIONS OF LIABILITY
[INTENTIONALLY DELETED]
2.	TIME LIMITATION FOR CLAIMS
[INTENTIONALLY DELETED]
3.	MINIMUM CLAIMS
[INTENTIONALLY DELETED]
4.	AGGREGATE MINIMUM CLAIMS
[INTENTIONALLY DELETED]
5.	MAXIMUM LIABILITY UNDER THE AGREEMENT
[INTENTIONALLY DELETED]
6.	PROVISIONS

6.1	QWI shall not be liable under this Agreement in respect of any claim if and to the extent that allowance, provision or reserve has been made in the Accounts for the matter giving rise to the claim.

6.2	QWI shall not be liable under this Agreement in respect of any claim if and to the extent that allowance, provision or reserve has been made in the Closing Statement for the matter giving rise to the claim.
7.	CONTINGENT LIABILITIES

If any Claim under this Agreement is based upon a liability which is contingent only, QWI shall not be liable to make any payment to the extent of such contingent liability unless and until such contingent liability ceases to be contingent (but without prejudice to the right of the other Party to give notice of such Claim and to issue and serve proceedings in respect of such Claim before such time or to make such Claim after the expiry of the periods referred to in paragraph 2, provided that (i) written notice of such Claim has been given in accordance with Clause 8.2 prior to the expiry of the periods referred to in paragraph 2; and (ii) QWI shall not be liable to make any payment to the extent of any such contingent liability under this Agreement unless such contingent liability ceases to be contingent within 2 years following Closing).

8.	MATTERS ARISING SUBSEQUENT TO THIS AGREEMENT

QWI shall not be liable under this Agreement to the extent that such Losses arise from or would not have arisen but for or are increased by:
8.1.1	save as otherwise expressly provided in this Agreement and save for any matter or thing described in Schedule 12 (Pre-Closing Reorganisation), any matter or thing done or omitted to be done pursuant to and in compliance with this Agreement or otherwise at the request in writing or with the approval in writing of RSDB;

8.1.2	any act, omission or transaction of RSDB or any member of the RSDB Group, or their respective directors, officers, employees or agents or successors in title after Closing, without the consent in writing of QWI;

8.1.3	the passing of, or any change in, after the date of this Agreement any law rule, regulation or administrative practice of any government, governmental department, agency or regulatory body including (without prejudice to the generality of the foregoing) any increase in the rates of Tax or any imposition of Tax or any withdrawal of relief from Tax not actually (or prospectively) in effect at the date of this Agreement;

8.1.4	any change after the date of this Agreement of any generally accepted interpretation or application of any legislation; or

8.1.5	any change in accounting or Tax policy, bases or practice of RSDB or any of the QWE Group Companies introduced or having effect after Closing except to the extent instigated by QWI, QWICE or QWE prior to Closing.
9.	INSURANCE

9.1	QWI shall not be liable under this Agreement in respect of any claim to the extent that the Losses in respect of which such claim is made are recovered by a member of the RSDB Group under a policy of insurance.

9.2	RSDB undertakes to QWI to make a claim under any policy of insurance in respect of which any Losses under this Agreement might be reasonably expected to be covered and to take all reasonable steps to make such recovery.

10.	LIMITATIONS TO THE QWI DISCLOSURE WARRANTIES

10.1	QWI shall not be liable under this Agreement in respect of any Losses suffered by RSDB as a result of any breach of the QWI Disclosure Warranties, unless such Losses represent a liability of RSDB to pay to a Third Party an amount in respect of a claim by such Third Party in respect of a false, inaccurate or misleading statement in, or omission from, the Information Memorandum or Prospectus with respect to QWI, QWICE, QWE, Canada SPV or the QWE Group and which claim would not have arisen in the absence of the circumstances giving rise to a breach of the QWI Disclosure Warranties.

10.2	QWI shall not be liable under this Agreement in respect of any Losses suffered by RSDB as a result of any breach of the QWI Disclosure Warranties to the extent that such Losses would not have arisen or are greater than they would otherwise have been had any statement which QWI requests is included in the Information Memorandum or Prospectus not been included or any statement (not being a statement required by applicable law or regulation to be included) which QWI requests is omitted from the Information Memorandum or Prospectus been omitted.
10.3	QWI shall not be liable under this Agreement in respect of any Losses suffered by RSDB as a result of breach of the QWI Disclosure Warranties which Losses arise as a result of any statement in or omission from the Information Memorandum or the Prospectus relating to the prospects of, including future financial or other performance of, the QWE Group or the RSDB Group, or relating to any strategy or intention as to the future conduct of the business of the QWE Group or the RSDB Group, or relating to the benefits expected to arise from the Acquisition or relating to any other statement in or omission from the Information Memorandum or the Prospectus with respect to the QWE Group or the RSDB Group or the conduct of their business in relation to the period following Closing unless (and only to the extent that) the Losses incurred by RSDB as a result of any such statement being included in, or any such omission being made from, the Information Memorandum or Prospectus are attributable to any statement in the Information Memorandum or the Prospectus in respect of the assets and liabilities or the financial position of the QWE Group at Closing or the profits and losses of the QWE Group in respect of the period prior to Closing being untrue, inaccurate or misleading.
11.	NET FINANCIAL BENEFIT

QWI shall not be liable under this Agreement in respect of any Losses suffered by RSDB or any of the QWE Group Companies to the extent of any corresponding actual savings by or net quantifiable actual financial benefit to RSDB or any QWE Group Company arising as a result of such Losses or the facts giving rise to such Losses (for example, without limitation, where the amount (if any) by which any Tax for which RSDB or any QWE Group Company would otherwise have been payable or liable to be assessed is actually reduced or extinguished as a result of the matter giving rise to such liability).

12.	RSDB’S ACTUAL KNOWLEDGE

QWI shall not be liable in respect of any claim for breach of the QWI Warranties if and to the extent that the facts giving rise to the relevant claim were disclosed by QWI to RSDB in accordance with Clause 7.2 or were otherwise known by RSDB Senior Management as at the date of this Agreement. RSDB, having made enquiries of RSDB Senior Management, confirms that as at the date of this Agreement it is not aware of any breach of the QWI Warranties or aware of any circumstances which would give rise to a right to make a claim under Clause 7.5.2. For the avoidance of doubt, this paragraph 12 shall not apply in respect of any claim against QWI in respect of any provision of this Agreement other than the QWI Warranties and the provisions contained in Clause 7.5.2.

13.	UNDERSTATEMENTS/OVERSTATEMENTS

If and to the extent that:
13.1.1	the amount of any allowance, provision or reserve (including any allowance, provision or reserve taken into account in calculating the net value of an asset) made in the Closing Statement or otherwise taken into account or reflected therein (and not released prior to Closing) is found to be in excess of, or unnecessary in respect of, the matter for which such allowance, provision or reserve was made or is established to have been excessive or unnecessary;

13.1.2	any sum is received by any QWE Group Company in respect of any asset which has previously been written off as irrecoverable in the Closing Statement;

13.1.3	the value of any asset in the Closing Statement is understated or any liability in the Closing Statement is overstated,

the amount of such excess, unnecessary allowance, provision or reserve, receipt, understatement or overstatement shall be credited against and applied in relieving QWI from any liability they would otherwise incur in respect of any claim under this Agreement.
14.	MITIGATION OF LOSSES

RSDB shall procure that all reasonable steps are taken and all reasonable assistance is given to avoid or mitigate any Losses which in the absence of mitigation might give rise to a liability in respect of any claim under this Agreement.

15.	RSDB’S RIGHT TO RECOVER

15.1	Recovery for Actual Liabilities

QWI shall not be liable under this Agreement unless and until the liability in respect of which the Claim is made has become due and payable (but without prejudice to the right of RSDB to give notice of such Claim and to issue and serve proceedings in respect of such Claim before such time or to make such Claim after the expiry of the period referred to in paragraph 3, provided that: (i) written notice of such Claim has been given in accordance with paragraph 2 of this Schedule prior to the expiry of the periods referred to in paragraph 1; and (ii) QWI shall not be liable to make any payment to the extent of any such liability under this Agreement unless such liability has become due and payable within eighteen months following Closing.

15.2	Prior to Recovery from QWI

If, before QWI pays an amount in discharge of any claim under this Agreement, RSDB or any QWE Group Company recovers or is entitled to recover (whether by payment, discount, credit, relief, insurance or otherwise) from a Third Party a sum which indemnifies or compensates RSDB or QWE Group Company (in whole or in part) in respect of the loss or liability which is the subject matter of the claim, RSDB shall procure that all reasonable steps are taken to enforce such recovery prior to making any claim against QWI pursuant to this Agreement and any actual recovery (less any reasonable costs incurred in obtaining such recovery) shall reduce or satisfy, as the case may be, such claim to the extent of such recovery.

15.3	Following Recovery from the QWI

If QWI have paid an amount in discharge of any claim under this Agreement, and RSDB or any QWE Group Company is entitled to recover (whether by payment, discount, credit, relief, insurance or otherwise) from a Third Party a sum which indemnifies or compensates RSDB or the QWE Group Company (in whole or in part) in respect of the loss or liability which is the subject matter of the claim, QWI shall be subrogated to all rights that RSDB has or would otherwise have in respect of the claim against the third party or, if subrogation is not possible, RSDB shall procure that all steps are taken as QWI may reasonably require to enforce such recovery and shall, or shall procure that the relevant Group Company shall, pay to QWI as soon as practicable after receipt an amount equal to

(i) any sum recovered from the Third Party less any costs and expenses incurred in obtaining such recovery or if less (ii) the amount previously paid by QWI to RSDB less any Tax attributable to it.
16.	DOUBLE CLAIMS

RSDB shall not be entitled to recover from QWI under this Agreement more than once in respect of the same Losses suffered.

17.	PROMISSORY NOTES
17.1	Subject to paragraph 17.2 neither QWI nor QWICE shall be liable in respect of any Losses of the Enlarged RSDB Group, and no member of the Enlarged RSDB Group shall otherwise be entitled to recover from QWI or QWICE or any member of the QWI Group under this Agreement or the Deeds of Assignment, by reason of (i) the Promissory Notes not being repaid to any extent, or (ii) the value of the Promissory Notes being less than their principal amount, or (iii) a member of the QWE Group being unable to repay the debt represented by the Promissory Notes or any interest expressed to be payable in respect of the Promissory Notes as the same shall fall due or, in respect of the period prior to Closing, being unable to repay any debt due to any other member of the QWE Group or any member of the QWI Group, or any interest expressed to be payable thereon, as the same shall fall due.

17.2	Paragraph 17.1 shall not have the effect of limiting the liability of QWI in respect of any Losses of the Enlarged RSDB Group resulting from a breach by QWI of the QWI Warranties contained in paragraph 5 of Schedule 8 (QWI Warranties) except to the extent that such Losses arise from or would not have arisen but for or are increased as a result of a member of the Enlarged RSDB Group demanding payment of the principal amount of or interest on (or any part of the principal amount of or interest on) the Promissory Notes.

SCHEDULE 10 — RSDB WARRANTIES
1.	CORPORATE INFORMATION

1.1	The particulars contained in Schedule 3 (Details of the RSDB Group) are true and accurate in all material respects.

1.2	RSDB and the RSDB Group Companies are the sole legal and beneficial owners of the shares in the RSDB Group Companies listed in Part 2 of Schedule 3 (Details of the RSDB Group) and have the right to exercise all voting and other rights over such shares.

1.3	No person has the right (whether exercisable now or in the future and whether contingent or not) to call for the allotment, conversion, issue, registration, sale or transfer, amortisation or repayment of any share capital or any other security giving rise to a right over, or an interest in, the capital of any RSDB Group Company under any option, agreement or other arrangement (including conversion rights and rights of pre-emption).

1.4	On issue, the New Ordinary Shares will:
1.4.1	be fully paid, validly issued, non assessable, free from Encumbrances and will rank pari-passu with Ordinary Shares; and

1.4.2	constitute 29.9% of the ordinary share capital of RSDB then in issue.
1.5	No person has the right (whether exercisable now or in the future and whether contingent or not) to call for the allotment, conversion, issue, registration, amortisation or repayment of any share capital or any other security giving rise to a right over, or an interest in, the capital of RSDB under any option, agreement or other arrangement (including conversion rights and rights of pre emption).

1.6	RSDB has not declared, made or paid any dividend or other distribution to its members or (other than the New Ordinary Shares) allotted or issued or agreed to allot or issue any share capital or other security giving rise to a right over its capital since 30 June 2007.

2.	LOAN AGREEMENT

2.1	RSDB has full corporate authority and capacity to enter the Loan Agreement and has taken all corporate action required to authorise it to execute the Loan Agreement.

2.2	The Loan Agreement constitutes valid and legally binding obligations of RSDB.

2.3	No event has occurred or circumstance arisen in relation to the RSDB Group taken as a whole which has constituted an “Event of Default” (as defined in the Loan Agreement).

3.	AUTHORITY, CAPACITY AND COMPLIANCE

3.1	RSDB is validly existing and is a company duly incorporated and registered under the laws of its jurisdiction of incorporation.

3.2	Subject to satisfaction of the conditions set out in Clause 4 of the Implementation Agreement:

3.2.1	RSDB has the legal right and full power and authority to enter into and perform this Agreement and the Loan Agreement, and any other documents to be executed by it pursuant to or in connection with this Agreement; and

3.2.2	RSDB has taken or will have taken by Closing all corporate action required by it to authorise it to enter into and perform this Agreement and the Loan Agreement, and any other documents to be executed by it pursuant to or in connection with this Agreement.
3.3	Since 1 January 2004, RSDB has complied with its listing and disclosure obligations in all material respects.

4.	CONSTITUTIONAL DOCUMENTS, CORPORATE REGISTERS AND MINUTE BOOKS

4.1	The constitutional documents in the RSDB Data Room are true, accurate and complete copies of the constitutional documents of RSDB in all material respects and, so far as RSDB is aware, there have not been and are not any breaches by RSDB of its constitutional documents which would have a material adverse effect on the business of the RSDB Group.

4.2	The registers and minute books required to be maintained by RSDB under the law of the jurisdiction of its incorporation are up-to-date, maintained in accordance with applicable law, contain records of all matters required to be dealt with in such books and records and are in the possession (or under the control) of RSDB.

4.3	So far as RSDB is aware, all material filings, publications, registrations and other formalities required by applicable law to be delivered or made by RSDB to the company registry in The Netherlands have been duly delivered or made on a timely basis.

5.	ACCOUNTS

5.1	The RSDB Year End Accounts have been prepared:
5.1.1	in accordance with applicable law and with the accounting principles, standards and practices generally accepted at 31 December 2006 in The Netherlands; and

5.1.2	on a basis consistent with that adopted in preparing the accounts for the previous two financial years.
5.2	So far as RSDB is aware, the RSDB Interim Accounts have been prepared in accordance with the accounting policies used in preparing the RSDB Year End Accounts, applied on a consistent basis.
5.3	Since 30 June 2007, RSDB has not incurred any material indebtedness other than in the ordinary course of business.

6.	INSOLVENCY

6.1	No RSDB Group Company is insolvent under the laws of its jurisdiction of incorporation or unable to pay its debts as they fall due.
6.2	Since 30 June 2007, no indebtedness of any RSDB Group Company has become repayable or would with the giving of notice have become repayable earlier than its due date as a result of such RSDB Group Company being held in default by lenders under any debt financing.
6.3	There are no current proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or other insolvency proceedings concerning any RSDB Group Company.
6.4	So far as RSDB is aware, no steps have been taken to enforce any security over any material assets of any RSDB Group Company and no event has occurred to give the right to enforce such security.
7.	DISCLOSURE

7.1	The Information Memorandum will contain all information with respect to the RSDB Group that is required to be included, having regard to customary market practice in the Netherlands, to enable Shareholders to make a properly informed decision on whether or not to vote in favour of the Resolutions.
7.2	The Prospectus will contain all information with respect to the RSDB Group which is material in the context of the Acquisition and which is necessary to enable investors and their investment advisers to make an informed assessment of the assets and liabilities, financial position, profits and losses, and prospects of the RSDB Group.
7.3	All statements with respect to the RSDB Group contained in the Information Memorandum and the Prospectus will be true and accurate in all material respects and not misleading in any material respect. The Information Memorandum and the Prospectus will not omit to state a fact necessary in order to make the statements with respect to RSDB Group therein, in the light of the circumstances under which they were made, not misleading in any material respect.
7.4	The opinions, intentions and expectations with respect to the RSDB Group expressed in the Information Memorandum and the Prospectus will be honestly held by RSDB Senior Management, will have been reached after considering all relevant circumstances and will be based on reasonable assumptions and are not misleading in any material respect.

7.5	All reasonable enquiries of RSDB Senior Management will have been made by RSDB to ascertain the facts, information and statements with respect to the RSDB Group contained in the Information Memorandum and the Prospectus and to verify the accuracy of such facts, information and statements.

SCHEDULE 11 — RSDB LIMITATIONS ON LIABILITY
1.	EXCLUSIONS OF LIABILITY
[INTENTIONALLY DELETED]
2.	TIME LIMITATION FOR CLAIMS
[INTENTIONALLY DELETED]
3.	MINIMUM CLAIMS
[INTENTIONALLY DELETED]
4.	AGGREGATE MINIMUM CLAIMS
[INTENTIONALLY DELETED]
5.	MAXIMUM LIABILITY UNDER THE AGREEMENT
[INTENTIONALLY DELETED]
6.	LIMITATIONS TO THE RSDB DISCLOSURE WARRANTY

RSDB shall not be liable under this Agreement in respect of any Losses suffered by QWI as a result of any breach of the RSDB Disclosure Warranty, unless such Losses represent a liability of QWI to pay to a Third Party an amount in respect of a claim by such Third Party in respect of a false, inaccurate or misleading statement in, or omission from, the Information Memorandum or Prospectus with respect to RSDB or the RSDB Group and which claim would not have arisen in the absence of the circumstances giving rise to a breach of the of the RSDB Disclosure Warranties.
7.	QWI’S ACTUAL KNOWLEDGE

RSDB shall not be liable in respect of any claim for breach of the RSDB Warranties if and to the extent that the facts giving rise to the relevant claim were disclosed by RSDB to QWI in accordance with Clause 7 or were otherwise known by QWI Senior Management as at the date of this Agreement. QWI, having made enquiries of QWI Senior Management, confirms that as at the date of this Agreement it is not aware of any breach of the RSDB Warranties.
8.	MITIGATION OF LOSSES

QWI shall procure that all reasonable steps are taken and all reasonable assistance is given to avoid or mitigate any Losses which in the absence of mitigation might give rise to a liability in respect of any claim under this Agreement.

SCHEDULE 12 — PRE-CLOSING REORGANISATION
PART 1 — DESCRIPTION OF REORGANISATION STEPS
[INTENTIONALLY DELETED]

PART 2 — STRUCTURE CHARTS
[INTENTIONALLY DELETED]

SCHEDULE 13 — FORMS OF THE PROMISSORY NOTES
PART 1 — FORM OF QWI FRANCE 1 PROMISSORY NOTE
PROMISSORY NOTE
By
QUEBECOR WORLD FRANCE, S.A.
Saint Thibault des Vignes, France,
€ [INTENTIONALLY DELETED]
[•] 2007
FOR VALUE RECEIVED, the undersigned, Quebecor World France S.A. (QWF), a société anonyme incorporated under the laws of France and registered under number [INTENTIONALLY DELETED] Meaux, hereby promises to pay to the order of Quebecor World Inc. (“QWI”), or to the order of any successor or assignee thereto, at the QWI registered office, or at such other place as shall be designated by the holder of this note from time to time, the principal sum of [INTENTIONALLY DELETED] Euros (€[INTENTIONALLY DELETED]) in immediately available funds on [•] and to pay interest at the maturity on the unpaid principal amount at a fixed rate of zero per cent, for the period commencing on the dates hereof until this promissory note (the “Note”) shall be paid in full, provided that whenever any payment of the principal sum under this Note, or any interest thereon, shall be due on a day which is not a “Business Day” (herein being defined as a day on which commercial or chartered banks in Switzerland, France, The Netherlands, the United States and Canada are open for international business transactions), then the date for any such payment thereof shall be extended to the next succeeding Business Day unless such Business Day falls in another calendar month, in which case the date for such payment thereof shall be the preceding Business Day. The payment of principal in advance of the terms of this Promissory Note shall not result in any penalty charge to QWF.
The occurrence of any of the following shall constitute an “Event of Default” hereunder:
1. QWF’s default in the payment of any amounts on this Note when they become due and its failure to remedy such default within 5 business days after receiving written notice from QWI of such default; or
2. Commencement of any proceeding under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganisation, or relief of debtors, by or against QWF if such proceeding is not stayed or dismissed within 90 days from the date on which it is filed; or
3. The appointment of a trustee, receiver (administrateur judiciare), liquidator (liquidateur) or the like under any law relating to bankruptcy, insolvency, reorganisation, winding-up, or composition or adjustment of debts of, or a general assignment for the benefit of creditors to QWF.
Upon the occurrence of any Event of Default specified above, the entire principal balance shall automatically become immediately due and payable.

QWF shall have the option to call the Note at any time, in whole or in part at a Make-Whole Amount. The “Make-Whole Amount” is defined as the par.
The undersigned promises to pay all costs and expenses, including reasonable attorney’s fees and disbursements incurred in the collection and enforcement of this Note or any appeal of a judgement rendered thereon. The undersigned hereby waives diligence, presentment, protest, demand and notice of every kind and, to the full extent permitted by applicable law, the right to plead any statute of limitations as a defence to any demands hereunder.
THIS NOTE SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF FRANCE.
QUEBECOR WORLD FRANCE, S.A.

PART 2 — FORM OF QWI FRANCE 2 PROMISSORY NOTE
PROMISSORY NOTE
By
QUEBECOR WORLD FRANCE, S.A.
Saint Thibault des Vignes, France,
€ [INTENTIONALLY DELETED]
     [•] 2007
FOR VALUE RECEIVED, the undersigned, Quebecor World France S.A. (QWF), a société anonyme incorporated under the laws of France and registered under number [INTENTIONALLY DELETED] Meaux, hereby promises to pay to the order of Quebecor World Inc. (“QWI”), or to the order of any successor or assignee thereto, at the QWI registered office, or at such other place as shall be designated by the holder of this note from time to time, the principal sum of [INTENTIONALLY DELETED] (€[INTENTIONALLY DELETED] ) in immediately available funds on [•] and to pay interest at the maturity on the unpaid principal amount at the maturity on the unpaid principal amount at a floating rate based on EURIBOR 3 months plus [•] basis points (which rate shall not exceed the maximum rate permitted by applicable law), for the period commencing on the dates hereof until this promissory note (the “Note”) shall be paid in full, provided that whenever any payment of the principal sum under this Note, or any interest thereon, shall be due on a day which is not a “Business Day” (herein being defined as a day on which commercial or chartered banks in Switzerland, France, The Netherlands, the United States and Canada are open for international business transactions), then the date for any such payment thereof shall be extended to the next succeeding Business Day unless such Business Day falls in another calendar month, in which case the date for such payment thereof shall be the preceding Business Day. The payment of principal in advance of the terms of this Promissory Note shall not result in any penalty charge to QWF.
The occurrence of any of the following shall constitute an “Event of Default” hereunder:
1. QWF’s default in the payment of any amounts on this Note when they become due and its failure to remedy such default within 5 business days after receiving written notice from QWI of such default; or
2. Commencement of any proceeding under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganisation, or relief of debtors, by or against QWF if such proceeding is not stayed or dismissed within 90 days from the date on which it is filed; or
3. The appointment of a trustee, receiver (administrateur judiciare), liquidator (liquidateur) or the like under any law relating to bankruptcy, insolvency, reorganisation, winding-up, or composition or adjustment of debts of, or a general assignment for the benefit of creditors to QWF.
Upon the occurrence of any Event of Default specified above, the entire principal balance shall automatically become immediately due and payable.

QWF shall have the option to call the Note at any time, in whole or in part at a Make-Whole Amount. The “Make-Whole Amount” is defined as the par.
The undersigned promises to pay all costs and expenses, including reasonable attorney’s fees and disbursements incurred in the collection and enforcement of this Note or any appeal of a judgement rendered thereon. The undersigned hereby waives diligence, presentment, protest, demand and notice of every kind and, to the full extent permitted by applicable law, the right to plead any statute of limitations as a defence to any demands hereunder.
THIS NOTE SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF FRANCE.
QUEBECOR WORLD FRANCE, S.A.

PART 3 — FORM OF QWICE BELGIUM PROMISSORY NOTE
PROMISSORY NOTE
By
HELIO CHARLEROI, S.A.
Charleroi, Belgium,
€ [INTENTIONALLY DELETED]
     [•] 2007
FOR VALUE RECEIVED, the undersigned, Helio Charleroi, S.A. (“Helio”) , a société anonyme incorporated under the laws of Belgium, hereby promises to pay to the order of Quebecor World Islandi Ehf (“QWICE”), or to the order of any successor or assignee thereto, at the registered office of QWI, or at such other place as shall be designated by the holder of this note from time to time, the principal sum of [INTENTIONALLY DELETED] euros in immediately available funds on [•]and to pay interest at the maturity on the unpaid principal amount at a floating rate based on EURIBOR 3 months plus [•] basis points (which rate shall not exceed the maximum rate permitted by applicable law) at such office, in like money and funds, for the period commencing on the dates hereof until this promissory note (the “Note”) shall be paid in full, provided that whenever any payment of the principal sum under this Note, or any interest thereon, shall be due on a day which is not a Business Day (herein being defined as a day on which commercial or chartered banks in Switzerland, Belgium, The Netherlands, the United States and Canada are open for international business transactions), then the date for any such payment thereof shall be extended to the next succeeding Business Day unless such Business Day falls in another calendar month, in which case the date for such payment thereof shall be the preceding Business Day. The payment of principal in advance of the terms of this Promissory Note shall not result in any penalty charge to Helio.
The occurrence of any of the following shall constitute an “Event of Default” hereunder:
1. Helio’s default in the payment of any amounts on this Note when they become due and its failure to remedy such default within 5 business days after receiving written notice from QWICE of such default; or
2. Commencement of any proceeding under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganisation, or relief of debtors, by or against Helio if such proceeding is not stayed or dismissed within 90 days from the date on which it is filed; or
3. The appointment of a trustee, receiver, custodian, liquidator or the like under any law relating to bankruptcy, insolvency, reorganisation, winding-up, or composition or adjustment of debts of, or a general assignment for the benefit of creditors to Helio.
Upon the occurrence of any Event of Default specified above, the entire principal balance, plus accrued interest, shall automatically become immediately due and payable.

Helio shall have the option to call the Note at any time, in whole or in part at a Make-Whole Amount. The “Make-Whole Amount” is defined as the par.
The undersigned promises to pay all costs and expenses, including reasonable attorney’s fees and disbursements incurred in the collection and enforcement of this Note or any appeal of a judgement rendered thereon. The undersigned hereby waives diligence, presentment, protest, demand and notice of every kind and, to the full extent permitted by applicable law, the right to plead any statute of limitations as a defence to any demands hereunder.
THIS NOTE SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF BELGIUM.
HELIO CHARLEROI, S.A.

SCHEDULE 14 — EXCLUDED MATTERS
PART 1 — QWI EXCLUDED MATTERS
For the purposes of this Agreement and in relation to QWI, “Excluded Matters” means:
1.	ENVIRONMENTAL

Any and all matters in relation to the Environment, including but not limited to:

1.1	compliance or otherwise with Environmental Law;

1.2	all matters relating to Environmental Permits;

1.3	any civil, criminal, regulatory or administrative action, claim, investigation or other proceeding or suit against or involving any person relating to Environmental Law or Environmental Permits;

1.4	operational or capital expenditure likely to be required in order to comply with Environmental Law or any Environmental Permit or any environmental obligation under any contract or deed; and

1.5	any pollution or contamination of the Environment at, on, in, under or emanating from any Property and any pollution or contamination for which any person could incur liability at, on, in, under or emanating from any property formerly owned, occupied or otherwise used in connection with or affected by the businesses of any such person or in which such person formerly had an interest.

2.	PENSIONS

Any and all matters in relation to the pensions and retirement benefits arrangements of the QWE Group, including but not limited to:

2.1	any arrangements to which any person is a party relating to the provision of retirement, death disability or life assurance benefits including arrangements under any public law, statute or regulation to which any such persons are obliged to contribute (the “Retirement Benefit Arrangements”);

2.2	compliance or otherwise with any applicable law, regulation or government taxation or funding requirement in respect of any Retirement Benefit Arrangement;

2.3	the financial status of any Retirement Benefit Arrangement including the sufficiency of the assets of any Retirement Benefit Arrangements (and/or provisions made by any relevant person for the liabilities under any Retirement Benefit Arrangement) to discharge any benefits (whether or not yet payable) under any Retirement Benefit Arrangement;

2.4	the financing or provision for the liabilities under any Retirement Benefit Arrangement;

2.5	any outstanding liability (including, without limitation, liability for unpaid benefits, contributions or insurance premiums) with respect to any Retirement Benefit Arrangements;

2.6	the contributions made by any person to such Retirement Benefit Arrangements; and

2.7	the effect of the transactions contemplated by this Agreement on any contractual termination or severance payment obligations to any employee of the QWE Group Companies.

3.	EMPLOYMENT

Any and all matters relating to employment or labour issues, or the employees or consultants of any person, including but not limited to:

3.1	the benefits (including salary, bonus entitlements, vacation entitlements, amounts in respect of vacation pay or sickness pay, commission or sums payable in respect of past service, reimbursement of expenses and non-contractual benefits) to which any employee or consultant may be entitled, or become entitled;

3.2	compensation or any other sum payable on a change of control of any such person;

3.3	payments or liabilities in relation to any of the following:
3.3.1	termination or suspension of employment or variation of any contract of employment or consultancy arrangement;

3.3.2	redundancy, severance or entrenchment; and

3.3.3	compensation for wrongful dismissal or unfair dismissal or failure to comply with any order for the reinstatement or re-engagement of any employee.
4.	CLAIMS

Save in respect of the warranty given by QWI in paragraph 7 of Schedule 8 (QWI Warranties), any and all matters relating to existing, pending or threatened claims, legal action, proceedings, suits, litigation, prosecution, investigation, enquiry or arbitration.

PART 2 — RSDB EXCLUDED MATTERS
For the purposes of this Agreement and in relation to RSDB, “Excluded Matters” means:
1.	ENVIRONMENTAL

Any and all matters in relation to the Environment, including but not limited to:

1.1	compliance or otherwise with Environmental Law;

1.2	all matters relating to Environmental Permits;

1.3	any civil, criminal, regulatory or administrative action, claim, investigation or other proceeding or suit against or involving any person relating to Environmental Law or Environmental Permits;

1.4	operational or capital expenditure likely to be required in order to comply with Environmental Law or any Environmental Permit or any environmental obligation under any contract or deed; and

1.5	any pollution or contamination of the Environment at, on, in, under or emanating from any Property and any pollution or contamination for which any person could incur liability at, on, in, under or emanating from any property formerly owned, occupied or otherwise used in connection with or affected by the businesses of any such person or in which such person formerly had an interest.

2.	PENSIONS

Any and all matters in relation to the pensions and retirement benefits arrangements of the RSDB Group, including but not limited to:

2.1	any arrangements to which any person is a party relating to the provision of retirement, death disability or life assurance benefits including arrangements under any public law, statute or regulation to which any such persons are obliged to contribute (the “Retirement Benefit Arrangements”);

2.2	compliance or otherwise with any applicable law, regulation or government taxation or funding requirement in respect of any Retirement Benefit Arrangement;

2.3	the financial status of any Retirement Benefit Arrangement including the sufficiency of the assets of any Retirement Benefit Arrangements (and/or provisions made by any relevant person for the liabilities under any Retirement Benefit Arrangement) to discharge any benefits (whether or not yet payable) under any Retirement Benefit Arrangement;

2.4	the financing or provision for the liabilities under any Retirement Benefit Arrangement;

2.5	any outstanding liability (including, without limitation, liability for unpaid benefits, contributions or insurance premiums) with respect to any Retirement Benefit Arrangements;

2.6	the contributions made by any person to such Retirement Benefit Arrangements; and

2.7	the effect of the transactions contemplated by this Agreement on any contractual termination or severance payment obligations to any employee of the RSDB Group.

3.	EMPLOYMENT

Any and all matters relating to employment or labour issues, or the employees or consultants of any person, including but not limited to:

3.1	the benefits (including salary, bonus entitlements, vacation entitlements, amounts in respect of vacation pay or sickness pay, commission or sums payable in respect of past service, reimbursement of expenses and non-contractual benefits) to which any employee or consultant may be entitled, or become entitled;

3.2	compensation or any other sum payable on a change of control of any such person;

3.3	payments or liabilities in relation to any of the following:
3.3.1	termination or suspension of employment or variation of any contract of employment or consultancy arrangement;

3.3.2	redundancy, severance or entrenchment; and

3.3.3	compensation for wrongful dismissal or unfair dismissal or failure to comply with any order for the reinstatement or re-engagement of any employee.
4.	CLAIMS

Any and all matters relating to existing, pending or threatened claims, legal action, proceedings, suits, litigation, prosecution, investigation, enquiry or arbitration.

7 November 2007
RSDB N.V.
and
QUEBECOR WORLD INC.
Excerpts of :

IMPLEMENTATION AGREEMENT

1.1	Definitions
“Acquisition Conditions” has the meaning set out in Clause 4.4;

“Boards” means the Supervisory Board and the Management Board;

“Closing Date” means the date upon which the Transaction is completed in accordance with the terms of this Agreement and the Share Purchase Agreement;

“Competition Clearance Deadline” means:
(i)	[INTENTIONALLY DELETED] Business Days following submission of a Form CO to the European Commission, provided that:
(a)	the European Commission does not request additional information in relation to the Form CO and as a consequence, does not require additional timing within which to finalise its review of the Form CO; and

(b)	the European Commission does not require undertakings or commitments from the Parties; or
(ii)	if as a consequence of the European Commission requesting further information following the submission of the Form CO, the European Commission requires further time within which to finalise its review of the Form CO, but does not require undertakings or commitments from the Parties, the date upon which the timetable for the review of the Form CO (as amended or extended) by the European Commission expires, or

(iii)	if the European Commission requires, or the Parties volunteer certain undertakings or commitments, the date which is [INTENTIONALLY DELETED] Business Days after the date upon which the timetable for the review of the Form CO by the European Commission would otherwise expire (after having given effect to any amendments to or extensions of the timetable for the European Commission’s review resulting from it having requested additional information);
“Enlarged RSDB Group” means RSDB and its subsidiaries, following completion of the acquisition of the QWE Group Companies;

“EU Notifications” has the meaning set out in Clause 4.4.6;

“Information Memorandum” means the information memorandum, as amended and supplemented from time to time, to be prepared and published by RSDB summarising the key terms and conditions of the Tra:nsaction in order to enable the Shareholders to consider whether or not to approve the Transaction and to adopt the Resolutions at the Shareholders Approval Meeting;

“Initial Closing Deadline” means the later of [INTENTIONALLY DELETED] (or such later date and time, being no later than [INTENTIONALLY DELETED], as the Parties may agree in writing) and the Competition Clearance Deadline, provided always that if the conditions of Clause 4.4.6 have not been satisfied by [INTENTIONALLY DELETED] (or such later date and time, being no later than [INTENTIONALLY DELETED], as the Parties may agree in writing), the Initial Closing Deadline shall be no later than [INTENTIONALLY DELETED];

“Listing” means the admission of the New Ordinary Shares to listing on Euronext Amsterdam;

“Management Board” means the management board of RSDB;

“Pre-Closing Reorganisation” means the reorganisation of the QWE Group to be implemented in accordance with Schedule 12 (Pre-Closing Reorganisation) of the Share Purchase Agreement prior to the Closing Date;

“Press Releases” has the meaning set out in Clause 2;

“QWE Group Companies” means the companies listed in Part 2 of Schedule 1 (Details of the QWE Group) of the Share Purchase Agreement and “QWE Group Company” means any one of them;

“QWI Board” means the board of directors of QWI;

“Shareholders Approval Meeting” means the extra-ordinary general meeting of the shareholders of RSDB to be convened to consider, and if thought fit, to approve the terms of the Transaction and adopt the Resolutions;

“Supervisory Board” means the supervisory board of RSDB;

“Transaction” means the Acquisition, the issue of the New Ordinary Shares and the entry into the Loan Agreement and the related arrangements regarding corporate governance and management structure provided for in this Agreement;

[INTENTIONALLY DELETED]
2.	PRESS RELEASES

Immediately following execution of this Agreement (or, if later, the termination of any escrow following signature), the Parties shall each procure the release of their press releases as set out in Schedule 1 (Press Releases) (together the “Press Releases”).

3.	[INTENTIONALLY DELETED]

4.	CONDITIONS TO THE ACQUISITION

4.1	Conditions

The Acquisition is subject to the Acquisition Conditions having been satisfied and/or waived, as the case may be, on or before the Initial Closing Deadline.

4.2	Convening Conditions

The obligations on RSDB to convene the Shareholders Approval Meeting and to publish the Information Memorandum are subject to the satisfaction and/or waiver, as the case may be, of the following conditions:
4.2.1	QWI having complied in all material respects with its obligations pursuant to Clause 3.3 relating to the preparation and publication of the Information Memorandum;

4.2.2	in the period from the date of the release of the Press Releases to the date that the Shareholders Approval Meeting is convened, no law having been adopted, revised or interpreted that has or may have the effect of preventing, delaying or prohibiting the implementation of the Acquisition in accordance with its terms and/or the issue of the New Ordinary Shares;

4.2.3	the Boards not having modified or withdrawn the Recommendation in accordance with Clause 3.5; and

4.2.4	the QWI Board not having modified or withdrawn the Approval in accordance with Clause 3.6 ,
(together, the “Convening Conditions”).

4.3	Satisfaction and/or waiver of the Convening Conditions

RSDB and QWI shall each use best endeavours (“naar beste vermogen”) to satisfy or procure the satisfaction of each of the Convening Conditions by no later than [INTENTIONALLY DELETED]. RSDB may by written notice to QWI waive the Convening Conditions set out in Clause 4.2.1 and 4.2.4 in whole or in part. RSDB and QWI may jointly waive in writing the Convening Conditions set out in Clause 4.2.2 in whole or in part. QWI may by written notice to RSDB waive the Convening Condition set out in Clause 4.2.3 in whole or in part. Each Party shall notify the other of the satisfaction of each of the Convening Conditions as soon as possible after such condition has been satisfied and in any event by no later than 17.00 CET on the following Business Day.

4.4	Acquisition Conditions

The completion of the Acquisition is subject to the satisfaction and/or waiver, as the case may be, of the following conditions:
4.4.1	the Shareholders Approval Meeting approving the Transaction and adopting the Resolutions;

4.4.2	the conditions to RSDB being in a position to drawdown funds at Closing under the financing arrangements provided for under the Bridge Facility Term Sheet having been satisfied;

4.4.3	RSDB’s central works council (the “Central Works Council”) giving a positive advice in respect of the Transaction and all other employee consultation procedures having been completed;

4.4.4	steps A.1 to D.10 of the Pre-Closing Reorganisation having been completed;

4.4.5	RSDB receiving comfort, in a form reasonably acceptable to QWI, from Euronext Amsterdam that the New Ordinary Shares will be admitted to Listing immediately upon their issue on the Closing Date;

4.4.6	all notifications to the European Commission pursuant to Council Regulation (EC) No. 139/2004 (the “EU Notifications”) shall have been made and all waiting periods with respect to such EU Notifications shall have expired and the European Commission:
(A)	shall have rendered a decision authorising the execution and performance of this Agreement without requiring any conditions or obligations that are not reasonably satisfactory either to RSDB or QWI or that may result in a decrease of the results or turnover (“omzet”) of the Enlarged RSDB Group of more than [INTENTIONALLY DELETED] per cent;

(B)	shall have rendered a decision stating that no clearance is required, this having the consequence that none of the competition laws of the individual EU member states applies;

(C)	shall have rendered a decision stating that no clearance is required and if, as a consequence of such decision, the competition laws of any individual EU member state apply, all notifications to the relevant authorities under such applicable competition laws shall have been made and all waiting periods with respect to such notifications shall have expired and clearance subsequently shall have been given in accordance with Clause 4.4.6 (A) or (B) or (C); or

(D)	shall have referred the matter to the Dutch Competition Authority (Nederlandse Mededingingsautoriteit) or to any other competition authority and clearance subsequently has been given;
4.4.7	the Agreement not having been terminated in accordance with its terms and neither Party having breached any of the provisions of this Agreement or the Share Purchase Agreement in any material respect; and

4.4.8	no law having been adopted, revised or interpreted that has or may have the effect of preventing, delaying or prohibiting the implementation of the Acquisition in accordance with its terms and/or the issue of the New Ordinary Shares,
(together, the “Acquisition Conditions”).

4.5 Satisfaction and/or waiver of the Acquisition Conditions

RSDB and QWI shall each use best endeavours (“naar beste vermogen”) to satisfy or procure the satisfaction of each of the Acquisition Conditions by no later than [INTENTIONALLY DELETED], or in the event of phase 1 clearance not being received from the European Commission by [INTENTIONALLY DELETED], the Competition Clearance Deadline. QWI may by written notice to RSDB waive the Acquisition Condition set out in Clause 4.4.5. RSDB may by written notice to QWI waive the Acquisition Conditions set out in Clauses 4.4.2 and 4.4.4. RSDB and QWI may each waive in writing the Acquisition Condition set out in Clause 4.4.7 to the extent it concerns a breach by the other Party and RSDB and QWI may jointly waive in writing the Acquisition Conditions set out in Clauses 4.4.3, 4.4.6 and 4.4.8, in whole or in part. Each Party shall notify the other of the satisfaction of each of the Acquisition Conditions as soon as possible after such condition has been satisfied and in any event by no later than 17.00 CET on the following Business Day.
4.6	Discussions following non-satisfaction of “phase 1” regulatory conditions

If the conditions specified in Clause 4.4.6 are not satisfied or waived on or before 17.00 CET on [INTENTIONALLY DELETED], the Parties will discuss alternative means (other than the completion of the Transaction on the terms of this Agreement and the Share Purchase Agreement) by which the purchase and sale of the QWE Group Companies in exchange for the receipt by QWI of a strategic stake in RSDB might substantially be completed on a substantially similar commercial basis to that provided for in this Agreement and the Share Purchase Agreement.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By:	/s/ Marie-É. Chlumecky
	Name:	Marie-É. Chlumecky
	Title:	Assistant Corporate Secretary

Date: November 13, 2007